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04024905

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mobistar NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

FILE NO. 82- 4965 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/7/04

12g.2 (b) File No. 82-4965

Mobistar NV

ARLS
12-31-03





1 | part

"Together whenever". Mobistar's new slogan reflects the fresh positioning of the brand perfectly: mobile telephony is part and parcel of the life of over 7.8 million Belgians. It allows them to make calls, receive calls and communicate with everyone they know. Whether family, friends or colleagues, with a GSM, they can be constantly in touch with their nearest and dearest, they can share the poignant moments of their lives, their emotions and much more.



> together whenever

Mobistar's communication activities reflect this spirit: snapshots of life, of special events shared. The communication campaigns were spread throughout the year and were always based on the same theme: people coming together to share the events that shape their lives. They jump for joy, showing their optimism and their dynamism.

All of Mobistar's customers, there were 2,615,368 on 31 December 2003, have good reason to be enthusiastic: innovative offers, attractive tariffs, increasingly efficient services, coverage throughout Belgium with improved sound quality, a network that is supervised 24 hours-a-day and a customer services department that is always ready to listen.

Mobistar's shareholders have good grounds for celebration too. In 2003, Mobistar confirmed its profitability and cash-generating capacity. The consolidated net profit of 227.4 million euros on 31 December 2003 represented an increase of over 122%. Furthermore, in 2003, Mobistar was able to release a consolidated free operating cash flow of 307.8 million euros, which allowed it to further reduce its debt quite significantly. The share price also saw positive growth, making Mobistar one of the leaders on the Brussels stock market.



1st part

> contents



1st part

> key events 2003

> the launch of MMS

In January 2003, Mobistar made the MMS service available to all customers. The MMS (Multimedia Messaging Services) service is accessible within Belgium and in any of the 41 countries with which Mobistar has concluded MMS roaming agreements. It adds a multimedia dimension to the SMS service in that it authorises the user to send images and sound extracts.

> SMS/MMS code of conduct

In view of the development of information and entertainment services via SMS and MMS, Mobistar has drawn up a code of conduct aimed at the providers of these services. This code of ethics lays down a series of rules and recommendations in order to offer mobile operators' customers more information and greater protection. The code is now attached to contracts agreed between operators and service providers.

> recycled GSMs

In 2003, Mobistar joined forces with Shields Environmental in order to offer the possibility of recycling old GSMs. Anyone can now bring a mobile phone that is in working order to a Mobistar Center and, in return will receive a 20-euro reduction on the purchase of a new GSM. The recovered telephones will be handed over to Shields Environmental who will recycle them.

> the Mobistar 3G network

In October 2003, the Belgian Institute of Postal Services and Telecommunications (IBPT) validated the Mobistar 3G network. The experimental 3G network set up by Mobistar along with Alcatel and Nokia consists of three external aerials and a series of internal aerials. It covers an area of a few tens of km^2 within the Brussels Region (spread through the communes of Schaerbeek, Laeken, St Josse-ten-Noode, Neder-over-Heembeek, Woluwe St-Pierre and Evere). In doing so, Mobistar has respected the deadline imposed by the IBPT for the introduction of third generation mobile technology.

> Mobistar launches Java games

From the very beginning, Mobistar has offered its customers the possibility of using their GSM for applications other than just making and receiving calls. Games are one of these applications. In 2003, Mobistar plugged into Java technology to be able to offer exclusively a new range of games of an exceptional quality.

> a reduction in call termination tariffs

Since 1 November 2003, new tariffs are in force for calls terminating with Mobistar. The new tariffs have been calculated on the basis of an analysis carried out by the IBPT and entail an average drop of 6% (excluding inflation). Mobistar has decided to concentrate this reduction during peak time.

> Mobistar Home

At a time when an increasing number of Belgians want to desert their fixed lines in favour of the GSM, Mobistar has made it easier to switch from the fixed line phone to the mobile with the launch of Mobistar Home. Mobistar Home completes existing Mobistar packages, making it possible to call fixed lines within Belgium for four hours for only 16 euros.

> fixed and mobile telephony for companies

Mobistar has launched an offer for companies that combines fixed and mobile telephony in a unique way. While companies are not yet ready to totally desert the fixed telephone in favour of the GSM, a clear trend is appearing: increasingly, telephone cost management within a company needs to integrate the mobile element.



1st part

letter to shareholders

Two thousand and three ended on a unanimously positive note for Mobistar.
Not only did the Mobistar customer base see a two-figure growth on a market that some considered to be saturated but, what's more, this growth didn't affect profitability. Indeed, quite the opposite occurred.

The GSM has been present in Belgium for ten years and can now proudly boast a penetration rate of over 78% of the population. This figure only includes active customers who use their GSM regularly to communicate with both business and private contacts. In 1996, when Mobistar emerged onto this burgeoning market, the penetration rate was only 3% of the population. In 2003, the Mobistar customer base witnessed a growth of 13.4%, a rise that was considerably higher than the market average and which has allowed Mobistar to increase its market share.

Contrary to logical expectation, Mobistar came out as the big winner of mobile number portability in 2003. The possibility of portability was introduced in Belgium on 1 October 2002 and has further increased competition between the three operators active in Belgium. In 2003, the portability of GSM numbers worked in favour of Mobistar which announced the highest positive net balance on 31 December.

Two thousand and three also confirmed Mobistar's capacity to generate a substantial income. Voice telephony made a sizeable contribution to the success of the GSM and to that of Mobistar. Indeed, it became clear that the GSM is gradually replacing the fixed telephone. In Belgium, more than one in two households under the age of 35 no longer uses a fixed line.

Created for voice communication, the GSM has rapidly evolved to offer other methods of communication, such as the SMS. In 2003, our customers sent over 2.8 million SMS per day, that's over 1.043 billion in just one year! Mobile data transmission continued to make headway in 2003, allowing Mobistar's customers to discover new uses for their GSM: they can now send photos or multimedia messages via MMS, download Java games, chat, access the Internet and much more. On a business level, machine-to-machine applications, mobile access to databases and Intranets, e-mail and calendar management applications are common uses.

These innovations have generated considerable income that has allowed Mobistar to launch new projects and refund the debts committed to since its launch. In just one year, Mobistar has cut its debt by over 43%, making it possible to look to the future with a great deal of confidence.

Taking a step in this direction, in 2003, Mobistar set up an experimental 3G network that the Belgian Institute of Postal Services and Telecommunications (IBPT) validated in October. This third generation network, on which Mobistar is currently testing new applications such as videophony, will allow Mobistar to continue to offer its customers products and services that meet their communication needs. In addition to the developments linked to 3G, Mobistar has decided to invest more in the quality of its current network, during 2003 and 2004, in order to encourage customers to make the most of its potential and to adopt new mobile communication services.

These developments are being implemented in close collaboration with the Orange Group, of which Mobistar is an integral part. The exchange of experiences and of good practices allows the various operators within the Group – Mobistar in Belgium, in particular – to bring more innovative services, cutting-edge technologies and offers that are particularly adapted to customers' needs onto the market.

Bernard Ghillebaert
Managing Director

> management and control

> the Board of Directors

Jan Steyaert,
Chairman
Bernard Ghillebaert,
Managing Director
Alex Brabers,
Independent Director
Annemie Neyts,
Independent Director
Sparaxis represented by Eric Bauche,
Independent Director
Sanjiv Ahuja,
Director
Brigitte Bourgoin,
Director
Richard Brennan,
Director
Tim Lowry,
Director
Louis Tordeurs,
Director
Wilfried Verstraete ,
Director
SRIB/GIMB represented by Serge Vilain,
Director
Wirefree Services Belgium represented by Michel Combes,
Director

> the Executive Committee

Brigitte Bourgoin (chairman)
Louis Tordeurs
Annemie Neyts
SRIB, represented by Serge Vilain
Tim Lowry

> the Audit Committee

Alex Brabers (chairman)
Jan Steyaert
Wilfried Verstraete

> the Remuneration Committee

Jan Steyaert (chairman)
Annemie Neyts
Brigitte Bourgoin

> the Management Committee

Bernard Ghillebaert, Head of Mobistar Group
Yves Bazin, Head of Customer Technology Solutions
Bernard Buyat, Head of Customer Service Operations
Anne-Catherine De Decker, Head of Corporate Programs & Quality
Adriana Paun, Head of Human Resources
Paul-Marie Dessart, Head of Legal & Regulatory
Jacques Recourdon, Head of Marketing & Communication
Hans Swaeb, Head of Personal Market Unit
Pol Vanbiervliet, Head of Business Solutions
Martine Verluyten, Head of Finance

> the Management Committee



Bernard Ghillebaert
Head of Mobistar Group



Anne-Catherine De Decker
Head of Corporate Programs & Quality



Jacques Recourdon
Head of Marketing & Communication



Paul-Marie Dessart
Head of Legal & Regulatory



Pol Vanbiervliet
Head of Business Solutions



Martine Verluyten
Head of Finance



Hans Swaeb
Head of Personal Market Unit



Yves Bazin
Head of Customer Technology Solutions



Bernard Buyat
Head of Customer Services Operations



Adriana Paun
Head of Human Resources



> performance of Mobistar shares

In 2003, the Mobistar share outclassed its peers within the Telecom Dow Jones Index. In fact, in just one year, the Mobistar share price increased from 22.69 euros to 44.50 euros, a hike of 96%.

This outstanding performance can be explained by several factors.

Following the announcement of the excellent 2002 results, at the end of February, share price growth was still being slightly influenced by the negative view of the sector. At the end of May, an initial significant hike in the Mobistar share price was followed by an upward adjustment in forecasts for the net result for the end of 2003.

This positive trend was supported by the superb results that were recorded during the first half year and announced at the end of July.

A last significant movement in the share price took place at the end of September 2003 when the IBPT announced that Mobistar was forced to reduce its mobile termination cost by 6% as from November 2003.

Another important event during 2003 was the sale of Mobistar shares held by certain minority shareholders (GIMV, Bekaert, KBC, Groupe Cobepa). This decision triggered a considerable increase in the float, which exceeded 40% at the close of 2003.

Finally, thanks to exceptional share performance during 2003, at the beginning of 2004, the EURONEXT authorities announced an upward adjustment of almost 50% of the weighting of the Mobistar share within the BEL-20.



> human resources

> social report

At the end of December 2003, Mobistar counted 1,653 Team Members. The average age of a Team Member was 34.4. Female Team Members made up 36.3% of the total number of Team Members.

Over 17 different nationalities were represented within the company.

Again during the year, internal mobility and training were encouraged. This meant that over 121 employees opted for another job within Mobistar under the framework of an internal mobility programme. Similarly, almost 60,000 hours of training were given to the Team Members during 2003.

> hotelling services

"Human Resources and Hotelling Services", the Mobistar hotelling service launched in 2000 is continuing to follow its threefold aim:

- to make life easier for Team Members;
- to achieve a balance between professional and personal life;
- to optimise human capital.

In 2003, the Mobistar hotelling service received over 75,000 calls, up by 11.6% on 2002, which goes to show that this service has been very well received within Mobistar.

The excellent results achieved by Mobistar in 2003, such as the increase in the number of active customers, the development of new technologies and the high share price, would not have been possible without Team Members' efforts. As a token of thanks and as a means of further motivation, Mobistar "pampered" them by offering a number of services and amenities: excellent social security cover (pension scheme, health cover, etc.) and over 40 facility services, including a training library containing 60 different courses.

> build, run, interact

Launched at the end of 2002 and fully up and running in 2003, the "Build, Run, Interact" programme focuses on three areas to help improve customer service and confront competitive pressure:

BUILD. Ensure that Mobistar products and services are well "built" by aligning and optimising all development activities so that they better meet customer needs.

RUN. Make sure operations "run" smoothly by aligning and optimising all activities that contribute to ensuring the quality and continuity of these products and services once customers are using them.

INTERACT. Ideal "Interaction" with the customers consists of seizing every commercial opportunity where Mobistar encounters customer contact, while ensuring the loyalty of those customers.

This internal programme sets out to meet the increasingly heavy demands made by customers and thus obtain the greatest degree of satisfaction in terms of service quality.

Two thousand and three was also characterised by the publication of the first company newsletter, christened "4US". It was created to celebrate Mobistar's seventh anniversary and will be published to mark other events relating to the company.



> the telecom market



Introduced on the Belgian market in January 1994, the GSM has witnessed a penetration speed that far surpasses that of other technologies: in less then 10 years, mobile telephony has reached a total penetration rate of over 75%. Among 15 to 65 year olds, this figure even exceeds 90%.

The portability phenomenon also allowed Mobistar to further increase the average revenue generated by its customers (ARPU, Average Revenue per User). Similarly, there was a slight upward adjustment in the proportion of subscribing customers too. At the end of December 2003, the percentage of prepaid cards in the Mobistar active customer base amounted to 68.6% against 31.4% of subscribers.



In 2003, the penetration rate of the GSM continued to increase in Belgium, to such a point that today, over 7.8 million Belgians actively use a mobile phone to make and receive calls, send and receive messages, transmit and receive data. In 2003, the penetration rate rose by around 7.5%. Mobistar did even better, recording a growth of 13.44% in its customer database, against a base of 2,305,390 active customers at the end of 2002. This evolution allowed Mobistar to boost its market share, which stood at 33.3% at the end of December 2003.

Two thousand and three was the first full year of mobile number portability. Introduced in Belgium in October 2002, Mobistar profited greatly from the possibility of portability, coming out as the clear winner at the end of the year with a net gain of over 70,000 customers on 31 December 2003.

The breathtaking increase in the use of the GSM has had a considerable impact on the habits of Belgian households in terms of telephony. Between 1999 and 2003, the penetration of fixed telephony in households fell from 85 to 72%, whereas that of the GSM increased from 31 to over 75%. The heightened use of the GSM compared to the fixed line was another important factor during 2003.

While the upsurge in mobile telephony for voice calls was considerable, mobile data transmission did not lag behind. Two thousand and three was marked by continuous growth in the use of SMS, the launch of MMS and an ever-increasing number of applications that can be accessed via the GSM: Java games, polyphonic ring tones, information services, etc.



deserting the fixed line

The incredible evolution in the use of the GSM has had a significant impact on the habits of Belgian households when it comes to phoning. Between 1999 and 2003, the penetration of fixed phones in households fell from 85% to 72%, whereas that of the GSM increased from 31 to 78%. What is more, while fewer and fewer households have no mobile phone (22% in 2003, compared to 69% in 1999), the number of households that have more than one mobile phone is climbing steadily, jumping from 5 to 42% between 1999 and 2003. The desertion of the fixed line is a major trend among younger households: in 2003, just half (51%) of households under the age of 35 still had a fixed line, whereas this figure stood at 78% in 1999. In response to whether they are thinking of deserting their fixed line, 36-55 year olds are clear: 18% would do so unconditionally and 22% on the condition that it doesn't cost them more.

> products and services : residential

> Mobistar, together whenever

In 2003, Mobistar continued with its efforts to nurture its brand image. An in-depth study into the identification of the Mobistar brand, backed up by surveys carried out among potential and existing customers, led to the re-positioning of the brand.

"Thanks to Mobistar, I am communicating more and better with those around me, creating and intensifying the moments that make life worth living".

What role does the brand play in those special moments in my life?
How do I recognise the brand and what are its values?
What do I get out of the product?

Mobistar sets out to provide the answers to all of these questions. Mobistar helps its customers to communicate with their friends, their family and colleagues, playing a key role during all those special moments that are so important in your life.

Work on the brand took on concrete shape with the adaptation of the logo and a change of slogan: "Get more out of life, get more out of Mobistar" made way for "Together Whenever".

> the new offers for the residential market

In 2003, Mobistar launched a series of products and services intended to make day-to-day life easier for its customers. **m-banxafe** and **Mobistar Home** are just two examples.

m-banxafe: an application developed by Banksys, Gemplus and Mobistar, allows Mobistar prepaid customers to recharge their Tempo card directly using their GSM, at any bank. Mobistar is well aware of the importance that "mobile commerce" and "mobile banking" will soon take on in Belgium.

Mobistar Home: this offer meets the current trend for a growing number of Belgians to desert their fixed line in favour of the GSM. Mobistar Home completes existing Mobistar packages, making it possible call fixed lines within Belgium for four hours for only 16 euros. The Mobistar Home option can be shared between various Mobistar customers for no additional cost. It can be used in conjunction with every type of Mobistar package (Optimum 1-2 and 3, Optimum For Me, Optimum Professional, Friends, Mobistar Family). Once the amount of 16 euros has been reached, calls are billed at the tariff of the package. Unused minutes are automatically forwarded to the following month.

> the evolution in services

A GSM can be used to make and receive calls. However, Mobistar has always understood the need to develop other applications. For these applications, 2003 was an especially boom year.

SMS: short messages continued to make spectacular progress. Having become a means of communication in their own right and increasingly widespread, an average of 2.8 million Mobistar SMS were sent every day in 2003. Via a whole range of value-added applications (voting, information, logos, games, etc.), the SMS Premium also continued to grow in 2003.

MMS: Two thousand and three was marked in particular by the launch of MMS (Multimedia Messaging Services), which takes the SMS a step further by adding a multimedia dimension. MMS has paved the way for the exchange of images and sound extracts via the GSM, in Belgium and in a large number of other countries (with which Mobistar has an agreement).

Java games: image and sound are also increasingly present in GSM games. Indeed today, the GSM is a games platform. That is why in October 2003, Mobistar launched a series of games based on Java technology. Java games are authentic video games in colour that you only need to download once and can then use as much as you want. For five euros per game, the user is free to play the game as many times as they wish. With a portfolio of over 800 available Java games, Mobistar has become one of the worldwide leaders in this field.



> distribution and sales

For two years, the dynamism of the Mobistar distribution network has been unabated. In fact, Mobistar is the champion when it comes to acquiring new customers, allowing its market share to make positive progress. Mobistar works with a vast and diversified distribution network in which Mobistar Centers operate alongside market distributors (independent agents, specialised chains, department stores). In 2003, Mobistar made an effort to breathe new life into its distribution network. Now, distributors can not only acquire new customers, they can actively promote new services and sell additional products to existing customers too.

In December 2002, the network of Mobistar Centers (or points of sale specialising in Mobistar products and services, spread throughout Belgium) obtained the ISO 9001 certification, giving it a huge competitive advantage on the Belgian market. In 2003, in line with the certification, Mobistar created a number of new processes that set out to ensure constant improvement of the Mobistar distribution network. The main emphasis was put on the level of service provided to customers in accordance with their specific needs.

Two thousand and three was marked by the opening of a "pilot" point of sale in the centre of Antwerp. The largest Mobistar Center in Belgium, with a surface area of 200 m^2, it is equipped with state-of-the-art technologies. Its layout has been divided up into different stands where the latest Mobistar products and services can be tested. Customers' questions are dealt with directly at the "service corner". This point of sale concept should be developed in 2004 with the transformation of other specialised points of sale, allowing customers and prospects to experience Mobistar's vision and values.

Launched in August 2002, the My Partner extranet was further developed in 2003. Emphasis was put on optimisation of this interactive tool and enlargement of its use in the distribution network. Thanks to My Partner, the distribution network can obtain information about products and services, about new developments and about Mobistar promotions and offers. It also allows agents to carry out the activation of new customers more efficiently and facilitates the management of sales within the distribution network.



> Mobistar Business Solutions

The corporate segment is more important than ever for Mobistar. In 2003, Mobistar stepped up its presence in this segment, its market share increasing from 25 to 28%. This success is mainly due to the fact that the Mobistar approach perfectly matches the needs of companies, both in terms of voice offerings and data transmission services.

Offerings to the Business market adhere to one and the same vision: Mobistar's desire to help its Business customers communicate more easily and intensify their professional "moments". That's why Mobistar provides its Business customers with an excellent network and with the appropriate assistance in terms of support and billing. Corporate customers can also make use of the personalised services offered by a Mobistar team.

> fixed-mobile convergence

Convergence remains a very strong trend in the Business market. Mobistar adds and integrates the features of the fixed line to its mobile solutions for both voice and data transmission. In 2003, in addition to the functional and commercial advantages of solutions, such as Office Zone and VPN or options, such as Split Billing, Global Volume Advantage or Selected Country Advantage, Mobistar launched the **Bundle offer**; a unique combination of fixed line and mobile telephony. This offer meets the demand among telecommunications managers for solutions that keep down costs within their company. In this way, Mobistar hopes to contribute to the evolution of mobile telephony and help its customers get the most benefit, in particular by allowing their employees to be permanently in touch with one another without having to worry about the cost of calls. In the long term, Mobistar's aim is to develop a global mobile solution that comprises all the services that today are offered by fixed line and mobile telephony.

> data transmission

In the field of mobile data transmission, Mobistar is defining its strategy by focusing on four main areas:

Office Automation: the mobile office, allows executives and company managers to gain access to their e-mails, calendar and other important data stored on their company's Intranet;

Sales Force Automation: the salesperson's mobile assistant, allows access to the company's CRM applications at all times, so customers and prospects can be informed in real time;

Field Force Automation: the indispensable tool for the technician that saves considerable time during call-outs thanks to immediate access to the company's Intranet;

Machine to Machine: SIM cards allow communication between machines, making it possible to monitor applications and equipment remotely, to track, locate and automatically send order forms and transactions.

> member of the Orange group

As far as its Business activities are concerned, Mobistar is making the most of its membership of the Orange Group, whose strong presence in Europe – in particular, in Denmark, France, Great Britain, the Netherlands and Switzerland – is an important asset. Synergies also exist with the France Télécom Group and its subsidiary Equant, making it possible to offer Business and Corporate customers more comprehensive international solutions.





> the network and the operations

Since 1995, Mobistar has been continually investing in its mobile network. The results are proof of that: the Mobistar network is today one of the ten most efficient mobile networks in Europe. Mobistar has always developed its network by taking great care to achieve an excellent balance between coverage, capacity and quality. Over time, Mobistar has regularly invested in the network to ensure that it evolves in line with the growth of its customer base and their needs.

> investments

In 2003, Mobistar made investments of several million euros to improve the network, namely releasing an exceptional budget allocated to main roads and certain busy thoroughfares, such as airports, the metro, shopping centres, etc.

The network has been improved along three standard lines:

- **Coverage** has been improved by adding new sites (macrocells, microcells, hot spots, etc.);
- The available **capacity** has been extended and new capacity extensions are planned for 2004;
- Voice **quality** has come under the spotlight with the addition of bi-band sites (900 MHz & 1,800 MHz) and the optimisation of certain aerials.

With an increased number of cells deployed in Belgium – 7,271 on 31 December 2003 as opposed to 6,340 on 31 December 2002 – Mobistar today guarantees coverage of over 99% of the Belgian population and a network access availability rate of 99.5%. Quality is not lagging behind either: the call success rate stands at over 98% and Mobistar guarantees an optimal sound quality, in particular thanks to the use of the EFR (Enhanced Full Rate) technology and its bi-band network (900 MHz & 1,800 MHz).

Rolled out almost three years ago, the GPRS (General Packet Radio Service) is granted the same attention as the traditional mobile network. Mobistar has undertaken to increase the data transmission speed on its GPRS network so that its customers can gain easy and fast access to an ever-increasing range of solutions and services. The entire Mobistar radio network is capable of offering GPRS to its customers and an access availability rate to the GPRS network of over 98%.

> unrivalled roaming

Mobistar guarantees the broadest coverage, across almost the whole world. At the end of 2003, Mobistar had concluded roaming agreements with 267 operators in 131 countries worldwide. As far as GPRS is concerned, 41 operators in 24 countries authorise Mobistar customers to use GPRS or MMS solutions when they are abroad.

The Mobistar supervision centre analyses the state of the network 24 hours-a-day. It tests each segment of this





network four times every hour. This control does not only cover the performance of technical elements but also their operating environment. If an alarm goes off, teams of technicians, posted in the four corners of the country, are immediately called out.

Coverage any place, any time

The GSM has become such a standard feature of life that customers are sometimes surprised that they don't have coverage. Sharing the emotion of a Johnny Halliday concert, calling your family as soon as you come off the plane at the airport, finding your friends after the fireworks, sending an SMS in the metro, exchanging wishes on New Year's Eve, there are so many uses. How did we ever manage before the GSM arrived?

To make these small, yet unforgettable moments possible, hundreds of people are working at Mobistar to guarantee a high quality network in different environments:

"hot spots": Mobistar has set up a specific network in busy thoroughfares such as shopping centres, airports and even the Brussels Metro, which are all covered today.

Events: Mobistar manages a list of large events that will take place in Belgium and that are likely to generate a greater volume of traffic than usual. Temporary solutions can be set up to cope with this surge in volume.

Companies: for its "Business" customers, Mobistar studies on a case-by-case basis specific solutions to improve the network within companies: the addition of ... aerial, a repeater, a micro repeater or even



> corporate responsibility

> a responsible company

In 2003, Mobistar undertook to live up to its corporate responsibilities. Several initiatives were created by Mobistar to meet social or ethical concerns. The market wasn't wrong: in the course of 2003, Mobistar met the admission criteria of several ethical investment funds and was listed in several of them.

> the introduction of the SMS/MMS code of conduct

In February 2003, Mobistar and Proximus presented the Minister of Telecommunications, the Minister of Economic Affairs and the consumer organisation Test-Achats/Test-Aankoop with a code of conduct targeting SMS and MMS service and content providers (grouped together under the name "service providers"). The proclaimed aim of this code is to protect consumers and pave the way for the boom in mobile multimedia services in an environment that respects the interests of each. The code of conduct must ensure that the operators' customers receive information about the provider's services in as clear and comprehensive a way as possible.
The code of conduct is integrated into Mobistar's service providers' contracts.
Mobistar reserves the right to suspend or to stop applications that do not respect the code of conduct. However, the content of proposed services comes under the responsibility of service providers.

> recycling of GSM

Intent on doing its bit to respect the environment, in June 2003, Mobistar offered customers the possibility of recycling their old GSMs and mobile accessories. The programme is known as "Fonebak". Under this programme, anyone can bring an old GSM that is in working order to a Mobistar Center and in return, receive an immediate reduction of 20 euros on the purchase of a new GSM. This campaign, the brainchild of the Orange Group, is a first on the Belgian market.

> partnership with the not-for-profit organisation "Oeuvre Nationale Les Amis des Aveugles"

At the end of December 2003, Mobistar concluded a partnership with the not-for-profit organisation, "Oeuvre Nationale Les Amis des Aveugles" in order to allow visually impaired individuals to gain access to manuals for Mobistar products and services in Braille. Mobistar realises that the GSM is an indispensable means of communication for the blind and the visually impaired and via this partnership would like to encourage their autonomy and social integration. Manuals in Braille can be easily requested by phone, fax or e-mail. A brochure describing all available products and services, as well as manuals for the Tempo card and Mobistar contract forms in Braille are sent free of charge to the blind and visually impaired.

> EFQM and ISO certifications

In 2003, Mobistar obtained the European quality label awarded by the EFQM (European Foundation for Quality Management).
The ISO 9001 certification was upheld for the Mobistar Center network.
Furthermore, Mobistar was awarded ISO 9001 certification as a provider of Irisnet, along with its partner Telindus.

> urban development

In 2003, Mobistar continued its policy of informing the local authorities and local residents about the roll out of sites that make up its network. Mobistar is continuing to operate in this way in order to inform the authorities, as best as possible, about the roll out of GSM networks.
As for health and the GSM, Mobistar is also advocating the establishment of identical federal standards throughout the country.



Annual Report

2003 second part

2nd part

Corporate Governance

> composition of the Board of Directors

The Board of Directors is comprised of a maximum of 18 directors, according to article 13 of the company's articles of associations.

On 31 December 2003, the Board was comprised of 13 members, including three independent directors. No age limit applies to the Board of Directors.

The end of the mandate of Messrs Simon Duffy and Michael Latimer as directors was officially recorded by the Board of Directors on 27 February 2003 and on 24 July 2003. The General Meeting of 17 December 2003 took note of the resignation of Messrs Martial Caratti, Philippe de Vicq, Francis Gelibter, Gérard de Maupéou, Benoît Eymard, Brian Mackay, Michel Huet, Philippe McAllister and Jean-Marie Laurent-Josi, and of Telindus Group S.A. as directors of the company with effect on the same day.

Mr Jan Steyaert was appointed Chairman during the meeting of the Board of Directors of 31 December 2003.

It should be noted that the shareholders' agreement of 17 September 1998 stipulates "the parties undertake to refrain from nominating candidates for positions within the bodies and committees of the company if these persons already hold mandates that are incompatible with the mandate to be executed within the company". Apart from this principle, there are no other rules concerning the position of director.

The mandate of director is carried out without payment (unless otherwise decided by the Shareholders Meeting). The company provided its directors with no remuneration or benefits in kind for the 2003 financial year concerning their mandates as directors. As from the accounting year 2004, the independent directors shall receive a fixed remuneration of 30,000 euros per annum and an additional remuneration of 2,000 euros per session of a Board Committee in which they participate.

Agreements and/or invoicing exist between various companies of the France Telecom/Orange Group and the company, concerning the services of staff from companies of the France Telecom/Orange group to the benefit of the company. Inversely, the services provided by the company to the benefit of the group are also invoiced. The company

Name	Function	Main function	End of mandate
Jan Steyaert	Chairman of the Board	President Telindus Group	2005
Bernard Ghillebaert (1) (2)	Managing Director	Managing Director Mobistar	2005
Alex Brabers (3)	Independent Director	Vice President Venture Capital ICT (GIMV)	2005
Annemie Neyts (3)	Independent Director	Member of Parliament	2005
Sparaxis (3) (4)	Independent Director		2005
Louis Tordeurs (7)	Director	Vice President (SRIW)	2005
SRIB / GIMB (5)	Director		2005
Brigitte Bourgoin (1) (6)	Director	International Director (Orange)	2005
Tim Lowry (1) (7)	Director	Vice President Western Europe (Orange)	2005
Wilfried Verstraete (1)	Director	CFO (Orange)	2005
Sanjiv Ahuja (1) (7)	Director	COO (Orange)	2005
Richard Brennan (1) (7)	Director	Brand, Marketing & Products Director (Orange)	2005
Wirefree Services Belgium (1) (8)	Director		2005

(1) Directors representing the majority shareholder (Wirefree Services Belgium).
(2) Director responsible for day-to-day management.
(3) The independent directors were appointed by the General Meeting of 17 December 2003. They have signed a statement declaring that they comply with the criteria of independence laid down under article 524, paragraph 4 of the Company Code.
(4) The company Sparaxis is connected with SRIW (Société Régionale d'Investissement de Wallonie) and is represented by Mr Eric Bauche (Head Advisor SRIW).
(5) The SRIB/GIMB (Société Régionale d'Investissement de Bruxelles/Gewestelijke Investeringsmaatschappij voor Brussel) is represented by Mr Serge Vilain (President).
(6) Mrs Brigitte Bourgoin was coopted on 24 July 2003; her mandate was confirmed by the General Meeting of 17 December 2003.
(7) Messrs Louis Tordeurs, Tim Lowry, Sanjiv Ahuja and Richard Brennan were appointed by the General Meeting of 17 December 2003.
(8) The company Wirefree Services Belgium is represented by Mr Michel Combes (Financial Director France Telecom).

has also signed a management contract with Telindus Group for the services of Mr Jan Steyaert to the company.

> functioning of the Board of Directors

The Board must meet at least six times a year. The most significant subjects discussed by the Board of Directors in 2003 were:

> company strategy;
> budget;
> financing of the company;
> operational and financial situation;
> major projects;
> sale of the universality of the net assets of Mobistar Corporate Solutions to Mobistar;
> monitoring of significant disputes.

The management of the company systematically provides the directors, before each board meeting, with a presentation document containing all the information and details required to deal with the items on the agenda (including the main points listed above).

Monitoring of the evolution of the subsidiaries Mobistar Corporate Solutions and Mobistar Affiliate is based on the complete integration of these companies into the organisation and the reporting processes used by Mobistar.

The articles of association stipulate that, in principle, the resolutions of the Board of Directors are to be taken by majority vote. However the shareholders' agreement of 17 September 1998 states that certain decisions can only be approved if not more than one director votes against it; this agreement also includes additional rules regarding budget approval.

The Board of Directors met seven times in 2003.

> committees set up by the Board of Directors

a. The Executive Committee

The Board of Directors has set up an Executive Committee. The extent of the powers and the functioning of the Executive Committee have been established in a set of internal regulations. Certain important matters that are explicitly listed in the regulations (such as drafting the annual budget, decisions involving a major modification of the budget, the appointment of management members and other such matters) require prior consultation of the Executive Committee by the Management Committee.

The members of the Executive Committee in 2003 were: Messrs Jan Steyaert (Chairman), Jean-Marie Laurent-Josi, Martial Caratti, Bernard Ghillebaert, Francis Gélibter and Benoît Eymard. The composition of this committee is expected to be reviewed in the near future by the Board of Directors following the modifications to the composition of the Board of Directors. The Executive Committee met five times in 2003.

b. The Audit Committee

The Audit Committee was made up of four directors in 2003: Messrs Alex Brabers (Chairman), Martial Caratti, Jean-Marie Laurent-Josi and Jan Steyaert (the nomination of the 5th member was still to be confirmed). The composition of this committee is expected to be reviewed in the near future by the Board of Directors following the modifications to the composition of the Board of Directors. The committee's mission is to assist the Board of Directors in its responsibilities concerning the integrity of the company's financial information and, in particular, in supervising the financial reports, the internal audit, the external audit, internal control and financial relations between the company and its shareholders. The Audit Committee met four times in 2003.

c. The Remuneration Committee

The Remuneration Committee was made up of six directors. The articles of association state that the mission of this committee is to assist the Board of Directors in establishing the level of remuneration for company executives (Chairman, Managing Director, CEO and persons reporting directly to them). The members of the Remuneration Committee were in 2003: Messrs Norbert von Kunitzki, Michael Latimer, Philippe de Vicq, Bernard Ghillebaert, Wilfried Verstraete and the company Sparaxis S.A. represented by Mr Louis Tordeurs. The composition of this committee is expected to be reviewed in the near future by the Board of Directors following the modifications to the composition of the Board of Directors. The Remuneration Committee met once in 2003.

> day-to-day management

Mr Bernard Ghillebaert was appointed Managing Director on 20 February 2002 and he deals with the day-to-day management of the company.

On 24 July 2003, the Board decided not to make use of the legal and statutory possibility of delegating certain tasks to an Executive Management body ("Directiecomité/Comité de Direction").

In order to help the Managing Director with the day-to-day management, a Management Committee meets in principle each week. Each member of this committee has the power to legally commit the company, either by signing with another member, or by signing together with a director. With the exception of Mr Bernard Ghillebaert (General Manager of the company), each member of the Management Committee is the head of one of the organisation's departments.

The members of the Management Committee are:

Bernard Ghillebaert	(Head of Mobistar Group)
Yves Bazin	(Head of Customer Technology Solutions)
Bernard Buyat	(Head of Customer Services Operations)
Anne-Catherine De Decker	(Head of Quality & Corporate Programs)
Adriana Paun	(Head of Human Resources & Hotelling Services)
Paul-Marie Dessart	(Head of Legal & Regulatory)
Jacques Recourdon	(Head of Marketing & Communication)
Hans Swaeb	(Head of Personal Market Unit)
Pol Vanbiervliet	(Head of BU Corporate & Professional)
Martine Verluyten	(Head of Finance)

In addition to the members of the Management Committee, certain company executives also have the power of signature for day-to-day commitments for their sector of responsibility according to the procedures published in the notes to the Moniteur Belge.

> policy for allocation of profits

The company confirms that it intends to pursue an attractive dividend policy while taking into account its financial requirements.

The company was subject to certain restrictions that affected its capacity to pay dividends within the framework of a credit agreement with a consortium of banks. Since the early repayment of this credit on 31 December 2003, these restrictions no longer apply.

However, the company must still take legal restrictions into account and, in particular, article 617 of the Company Code that stipulates in particular that "no allocation may be carried out when, on the closing date of the last financial year, the net assets as they appear in the annual accounts are, or would become as a result of such allocation, less than the amount of the released capital or, if this amount is higher, than the called-up capital combined with all the reserves whose allocation is prohibited by the law or the articles of association".

The company hopes to be able to recommend the payment of a dividend on the basis of the 2004 results, as long as the climate remains sufficiently favourable.

> relations with and between shareholders

The company's founders (Wirefree Services Belgium S.A. and the Telindus Group) concluded a contract before the company was constituted in order to define how they would cooperate once the company was established (agreement of 26 May 1995 and codicil of 18 December 1995).

Furthermore, a shareholders' agreement was concluded on 31 July 1996, amended and complemented by the shareholders' agreement of 17 September 1998. There is also another agreement, dated 31 July 1996, in which certain private (minority) investors agreed to share the prerogatives granted to them in the first shareholders' agreement.

The aforementioned agreements have lost a part of their relevance following the recent sales of Mobistar shares by several of their signatories.

Report of the Board of Dire
(consolidated and non-consolidated)

1. Key Events 2003

> evolution of the mobile market

By the end of 2003, the penetration level in the mobile telephony market in Belgium, expressed in terms of active cards, had reached 75.6% compared with 71.5% a year earlier, an increase of 5.6%. Even though the pace of growth is slacking off - due to the higher level of market maturity - it nevertheless exceeds expectations, mainly thanks to the number of new users among the younger and older demographic age groups.

On 31 December 2003, Mobistar totalled 2,615,368 active customers, 309,978 customers more than at the end of 2002, equivalent to growth of over 13% in one year.

This growth, which outstrips that of the market on the whole, allowed Mobistar to increase its market share, which rose to 33.3% at the end of 2003 compared to 31.6% a year earlier.

The last quarter of 2003 was exceptional and allowed Mobistar to record a net growth of 107,120 active customers in three months. Despite the already high penetration level, the performance of this fourth quarter made it possible to book an increase in the active customer base in 2003 that was even higher than that of 2002. The results of mobile number portability - with a net gain of over 70,000 customers - go a long way towards explaining this success.

The base of 2,615,368 active Mobistar customers at the end of 2003 can be broken down into 68.6% of prepaid card customers and 31.4% of subscribers. The proportion of subscribers is up on the 2002 figures, which stood at 29.9%.

> development of products and services

Mobile products and services
Mobistar's growth was buoyed by the on-going search for products and services that meet the expectations of new or existing customers.

By applying a new customer segmentation, the company succeeded not only in attracting new customers but also in consolidating the loyalty of existing customers and in encouraging them to use their mobile phone for new functions.

Some of the high-points in the development of products, services and sales offers were:

> the launch of **Mobistar Friends**: an update of the Flexo offer (launched in 2001) which offers attractive blocks of SMS in order to convince a segment of prepaid card users to switch to a more attractive subscription package.
> **Mobistar Home**: an additional service thanks to which, for the price of a traditional fixed-line subscription, customers can call from mobile to a fix network for 4 hours per month. This service not only sets out to attract new customers but to stimulate the use of the existing customers by encouraging them to move from the fix towards the mobile ("fixed line substitution").
> **m-banxafe**: Mobistar and Banksys were the first to launch a system that allows totally secure payments to be made via a mobile phone. The first commercial use of this application is the possibility of recharging prepaid cards via the mobile phone ("over-the-air").

The range of Mobile Data applications was extended with the launch of the MMS (Multimedia Messaging Service). In addition to sending text messages, customers can now send messages containing sound, images and photos. Via promotions and compatible mobile phone-packs, Mobistar targets to increase the number of users of these services. An interconnection agreement was concluded in June 2003 with Proximus to send MMS between the two networks.

As illustration, it can be mentioned that ring tones, Java games and chat have been added to Mobistar's range of multimedia applications.

An important development on the business market concerns the GPRS projects in the field of "telemetry" (remote recording). In addition to these applications known as "Machine-to-Machine", Mobistar has launched several 'Line GPRS' packages that can be shared between several cards.

Non-mobile activities
Mobistar has remained faithful to its strategy of focusing on its Mobile Data activities rather than new acquisitions in the fixed-line data transmission segment.

In the fixed-line segment, Mobistar's turnover grew by 17.5%. This segment principally covers:

> the reseller market;
> the ISP market: the take-over of Wanadoo Belgium by Tiscali led to a review of the collaboration with Mobistar;
> the corporate segment, which Mobistar provides with convergence

solutions between mobile and fix telephony.

> distribution

The evolution of the Mobistar Centers towards an effective service channel has made it possible to considerably step up the service offered to the Mobistar customers.

New Mobistar Centers have been opened in Brussels, Antwerp, Mons and Fléron. Furthermore, some less efficient outlets have been closed or transformed into other points of sale. The total number of Mobistar Centers currently stands at 131.

The distribution strategy is based on a number of main strands initiated by Mobistar in 2001:

> re-configuring the distribution landscape and reducing the number of points of sale;
> segmenting each point of sale depending on their sales potential;
> placing more emphasis on exclusive distribution;
> increasing the sales share in non-exclusive distribution channels.

Collaboration with a direct sales partner has allowed Mobistar to generate in 2003 substantial growth in the sale of post-paid contracts.

> development of the network

The difficulties in obtaining buildings permits further slowed down the construction of the network during the first half of the year. It was during the last months of 2003 that Mobistar was able to step up the pace of investments in order to reach a total of 228 sites integrated into the network in 2003. In addition to the investments in the network that were required to keep in line with growth, particular attention was granted to providing even better indoor coverage. Furthermore, the number of sites shared with the other operators is also up amounting to 788 units.

The network densification efforts have continued: the number of cells amounted to 7,271 on 31 December 2003 compared with 6,586 on 31 December 2002.

For the first time, Mobistar has realised 3G video calls on its network. The first milestone in the development of the 3G network has thus been laid down, as stipulated by the regulatory timetable defined at the end of 2002 by the Minister of Telecommunications, Public Undertakings and Holdings of the previous government. This timetable is as follows:

> introduction of UMTS technology by 15 September 2003; the BIPT has validated in good time the progress of the introduction of this technology at Mobistar;
> 30% coverage of the population by 1 January 2006;
> requirement to provide 40% coverage by the end of December 2006 and 50% by the end of December 2007.

> designation as SMP

On 21 January 2003, Mobistar was designated SMP (Significant Market Power) on the market of mobile public networks and national interconnection by the BIPT, the Belgian Institute of Postal Services and Telecommunications. According to the calculations of the BIPT, Mobistar has a market share of at least 25%. This designation represents formal recognition of Mobistar's important position in the mobile telephone market in Belgium. The market players defined as SMP (Significant Market Power) have particular obligations in terms of orientation of the wholesale tariffs towards the cost price, non-discrimination and transparency with regard to the retail tariffs.

Following the constructive and transparent collaboration between the BIPT and Mobistar, on 23 September 2003 the Board of the Institute concluded in its decision relating to the Mobile Terminating Rates applied by Mobistar that the presented cost model satisfies the principles of causality of costs, transparency and objectivity. The Institute concluded furthermore that the Mobistar termination rates are cost-oriented. In application of this decision and as a result of its constant growth, in November 2003 Mobistar carried out a reduction of 6% on its mobile terminating rates (excluding consumer price index).

The same decision was challenged in October 2003 before the courts by a competing mobile operator. To guarantee the protection of its interests, on 21 November 2003, Mobistar voluntarily intervened in this lawsuit on the side of the BIPT, the defendant.

> subsequent events

No such event.

2. Comments on the consolidated accounts and the financial performances of the mobistar group

The consolidation scope encompasses the parent company (Mobistar S.A.) and two wholly owned subsidiaries, Mobistar Corporate Solutions and Mobistar Affiliate. The consolidation method applied is that of global integration.

> results

For the second consecutive year, Mobistar has exceeded its profitability objectives. During 2003, the group recorded a considerable net result as well as a substantial free cash flow. This enabled the group to replenish its shareholders equity to 296.2 million euros at the end of 2003 compared with 68.9 million euros at the end of 2002. It also allowed to continue the significant reduction (-42.9% in 2003) of its debt.

These excellent results were achieved thanks to a significant growth in income combined with continued cost control.

Consolidated turnover is up by 16.3%, increasing from 997.5 million euros to 1159.7 million euros. The turnover for the mobile business[1] increased by 15.5%: from 927.8 million euros to 1071.9 million euros. As for the turnover for Fixed Voice/Data business, it saw an increase of 26.1%, rising from 74.7 million euros to 94.2 million euros.

The growth of 13.4% in the number of customers makes a substantial contribution to the increase in turnover witnessed by the mobile business. This increase is linked to the success of the tariff plans that are well adapted to specific customer segments (young people, families, business) but was also buoyed by mobile telephone number portability between operators.

In accordance with the decision of 23 September 2003 of the Board of the BIPT, Mobistar reduced by 6% its terminating tariffs for calls on its network coming from other operators (MTR, Mobile Terminating Rate). Despite this measure, ARPU (Average Revenue per User) continued to rise and stands now at 34.68 euros per month per active customer (an increase of 3.6%). This improvement in ARPU is true both for prepaid cards (17.00 euros per customer) and for contracts (64.61 euros per customers).

The increase in ARPU for the contracts can be explained to a large extent by an increase in the duration of calls. As in previous years, the "Data" activities supplement the turnover coming from voice calls.

In total, income generated by mobile data transmission represented 15.5% of turnover from mobile telephony, or 5.4 euros per month per active customer, which is in line with forecasts.

Added-value SMS applications, such as the downloading of logos or ring tones for mobile phones, voting by SMS and games, witnessed a rise of 61.1% in 2003 to reach a volume of 35.1 million SMS, corresponding to a turnover of 19.6 million euros (12.8% of the total SMS turnover). This growth is buoyed by a diversification of the applications and a growing presence of multimedia telephones on the market. As the spread of this kind of terminals is of the essence for the successful launch of the MMS, since mid-2003 Mobistar has brought multimedia packs onto the market, which are a combination between a multimedia mobile phone and a MMS promotion. At the end of 2003, Mobistar already had 24,699 active MMS users.

At the end of 2002, Mobistar launched a transversal project known as R@ce (Revenue @ customer experience) with the aim of gaining a better vision of the needs of the customers so as to stimulate use of the mobile phone and strengthen customer loyalty. This project generated over seventy initiatives, some of which are already up and running and impacted positively on the 2003 result.

A second important channel for Mobistar's growing profitability is the continuation of the cost control programme Mobistar@future, which consisted of some forty specific initiatives undertaken to ensure profitability and to respect Mobistar's commitments to shareholders, while maintaining the position acquired over previous years in terms of network and customer service quality. The main contribution made by this programme in 2003 is the fact that it is increasingly becoming an integral part of corporate culture and is favourably impacting day-to-day management decisions. The running costs have thus remained stable while income has continued to grow.

Consolidated operating expenses moved from 879.5 million euros in 2002 to 940.5 million euros in 2003. This 6.9% growth is mainly due to the increase in interconnection costs of 38.3 million euros, which is a direct consequence of the increase in turnover realised by Mobistar in 2003. Other important factors that explain this increase are the higher amortisation on fixed assets and a number of non-recurrent costs following depreciations for bad debts in the non-mobile segment.

The Mobistar Group's 2003 EBITDA shows annual growth of 37.2% at 434.7 million euros, 39.6% margin on telephony turnover. Over the year 2003, the group generated a net profit of 227.4 million euros, up by 122.1% on the previous year. Net earnings per share stand at 3.64 euros.

The increased profitability can be put down to the very positive progression of the EBITDA in the mobile business: from 313.7 million euros in 2002, it grew to 422.8 million euros in 2003, 41.9% of the mobile telephony turnover. The net profit for the mobile business stands at 228.8 million euros.

The contribution of Fixed Voice/Data business to the EBITDA of the Mobistar Group is 11.9 million euros compared with 3.1 million euros in 2002. This activity showed a net negative result of 1.4 million euros, but this result is influenced to a large extent by the provisions for bad debts that are considered as non-recurrent.

The group's operating results grew from 154.2 million euros in 2002 to 260.4 million euros for the financial year under review, which represents an improvement of 68.9%.

> balance sheet

The consolidated balance sheet total amounts to 972.7 million euros.

Balance sheet assets are comprised of:
> fixed assets amounting to 807.4 million euros, or 83.0% of total assets;
> goodwill relating to the acquisition by Mobistar of Mobistar Affiliate, posted under positive consolidation differences and depreciated over a period of 10 years;
> current assets amounting to 165.2 million euros comprised mainly of trade accounts receivable of 113.2 million euros and short-term deposits of 16.5 million euros.

Balance sheet liabilities are comprised of:
> shareholders' equity of 296.2 million euros, comprised of a capital of 431.9 million euros, negative consolidated reserves of 136.2 million euros, capital subsidies of 0.4 million euros and a share issue premium of 0.1 million euros;
> long-term liabilities associated with financing, amounting to 364.5 million euros;
> short-term liabilities, amounting to 253.7 million euros;
> accrued charges and deferred income for 539 million euros.

3. Comments on 2003 annual accounts for Mobistar S.A.

> income statement

Turnover for the 2003 financial year amounted to 1,100 million euros, an increase of 16.1% compared with the previous year. This growth must be seen in the light of the factors outlined in section 2 above.

Capitalised production, representing computer development expenses, research and design costs for new sites required for the deployment of the network, amounted to 10.7 million euros during the year under review.

Other operating revenues, amounting to 89.4 million euros, represent income from reinvoicing, mainly for services provided by Mobistar in its capacity as "shared services center" for its subsidiaries Mobistar Corporate Solutions and Mobistar Affiliate, as well as services provided to the Orange Group. These operating revenues also include income from the rebilling of the sites shared with other operators as well as the revenue from the billing of information provided to the legal authorities.

Operating expenses were kept under control and rose less quickly than turnover. These expenses amount to 934.3 million euros (an increase of 6.8% compared with 2002) and can be broken down as follows:

> purchases and supplies for an amount of 384.1 million euros, covering mainly interconnection costs (66.4% of the total compared with 63.0% in 2002). The balance is made up mainly of costs associated with the technical operation of the network, leased lines and the cost of mobile phone and SIM card sales;
> miscellaneous goods and services for a total of 234.2 million euros comparable with the 232.0 million euros booked the previous year;
> remuneration, social security costs and pensions amounting to 126.0 million euros compared with 130.8 million euros the previous year. This fall of 3.7% is a result of a 3.1% drop in staff;
> depreciations and write-offs on formation expenses, intangible and tangible assets: 165.6 million euros;
> write-offs on receivables and stocks: 7.2 million euros, 9.0 million euros of which relating to the total write-off on the receivable representing the contesting of the claimed municipal and provincial taxes (see paragraph regarding lawsuits);
> provisions for risks and charges amounting to 4.3 million euros and comprised of a repayment guarantee for a bank credit line granted

to the temporary association Irisnet for 2.5 million euros and provisions for various lawsuits underway (1.8 million euros);

> Other operating expenses totalling 12.9 million euros compared with 6.7 million euros in 2002; this increase results from the definitive write-off of trade accounts receivable, a considerable share of which was covered by a provision for bad debts during previous financial years.

The EBITDA of Mobistar S.A. grew by 33.7% compared with the previous year, amounting to 431.6 million euros.

Operating results for the period amounted to 266.0 million euros. The progression compared with the 168.3 million euros of the previous year can be explained by the combined effect of a strong increase in turnover and the stability of the operating expenses.

Financial income generated during the year amounts to 7.7 million euros. It comes mainly from term deposits made possible by the favourable level of liquid assets generated by the business of the company.

Financial charges for the year amounted to 34.9 million euros after capitalising interim interests of 0.3 million euros. In 2002, the financial charges amounted to 54.2 million euros after deduction of 0.7 million in interim interests. The reduction of the financial charges observed during the period results from the contractual and early repayments of the borrowings.

As far as exceptional expenses are concerned, Mobistar continued with the write-off of its holding in Mobistar Affiliate spread on a linear basis over 10 years. On 31 December 2003, Mobistar acquired the universality of the net assets of its wholly owned subsidiary Mobistar Corporate Solutions S.A. implying the full depreciation of the net book value of the stake in the latter amounting to 11.2 million euros.

At the end of the year, Mobistar had a positive net income of 226.2 million euros compared with the 121.1 million euros of the 2002 financial year, a growth of 86,8%.

> balance sheet

The company balance sheet total amounted to 1,030.5 million euros, down by 5.8% compared with the previous year.

The assets have witnessed an equivalent drop, in absolute figures, both with regard to fixed and current assets. The fixed assets are mainly affected by the integration of the universality of the net assets of Mobistar Corporate Solutions S.A. referred to below, resulting in an increase of all the tangible and intangible fixed assets and a reduction in financial assets.

Current assets reflect the reduction in short-term accounts receivable and the decrease in term deposits.

The improvement observed with regard to the structure of the liabilities can be justified by the sizeable reduction in losses carried forward and the reduction in the financial debt of 42.9% compared with the end of 2002.

On 31 December 2003, Mobistar S.A. acquired the universality of the net assets of Mobistar Corporate Solutions S.A. This purely formal decision will have no impact on the group's day-to-day management. The organisation into business units is now in place. The balance sheet impact of this operation can be broken down as follows for Mobistar (in thousand euros):

Assets:	
> formation expenses	711.5
> intangible assets	4,225.6
> tangible assets	29,112.4
> financial assets	985.0
> amounts receivable within one year	14,642.9
> cash at bank and in hand	207.8
> deferred charges and accrued income	1,984.7
Liabilities:	
> amounts payable within one year	111,505.2
> accrued charges and deferred income	464.6
Goodwill:	60,099.9

The fixed assets can be broken down as follows:

> intangible assets amounting to 444.9 million euros, mainly relating to GSM and UMTS operating licences and computer developments and to the goodwill of 60.1 million euros resulting from the acquisition of the universality of the net assets of Mobistar Corporate Solutions S.A.; this goodwill will be amortised over a period of 5 years;

> tangible assets amounting to 411.1 million euros relating to network, GSM equipment and value-added services infrastructure;

> financial assets amounting to 9.9 million euros relating mainly to the holdings and amounts receivable in the wholly owned subsidiaries Mobistar Affiliate S.A. and Mobistar Corporate Solutions S.A. and cash guarantees paid. The reduction of 92.8 million euros in the financial assets compared with the previous year is mainly due to the full amortisation of the holding and the reduction in the amounts receivable on Mobistar Corporate Solutions S.A. following the acquisition of its net assets.

Current assets amounted to 163.8 million euros, a decrease of 15.6% compared with 2002. This evolution is the result of the following factors:

> a reduction in stock levels to 9.7 million euros, or 18.6% less than the previous year;

> a reduction in accounts payable within one year at 116.3 million euros, or a drop of 16.3% in a year;
> short-term investments of 16.5 million euros;
> liquid assets and accruals of 21.3 million euros.

Balance sheet liabilities are mainly comprised of:
> capital and reserves amounting to 350.8 million euros (124.8 million euros at the end of 2002), comprised of paid-up capital of 431.9 million euros, accumulated losses of 81.6 million euros, capital subsidies of 0.4 million euros and a share issue premium of 0.1 million euros. Following the reduction in its accumulated losses, the company is no longer subject to article 633 of Company Law;
> long-term loans, including part maturing during the year, of 424.5 million euros compared with 743.1 million euros in 2002, or a decrease of 42.9% mainly through the early and full repayment of the syndicated loan;
> accounts payable within one year amounting to 257.9 million euros compared with 264.6 million euros in 2002, comprised of:
- short-term financing: 64.8 million euros;
- trade accounts payable: 142.3 million euros;
- tax, salary and social security debts of 50.6 million euros;
- other debts: 0.2 million euros.
- adjustment accounts: 53.0 millions euros including 52.9 million euros of revenue to be carried forward.

> lawsuits

Since 1997, certain municipalities and two provinces in Belgium have introduced tax measures enabling them to levy taxes on GSM pylons, masts and antennas in their areas. Mobistar is contesting the legality of these taxes before the Council of State and the Courts of First Instance (tax chamber).

These challenges witnessed an evolution in 2003. In fact, the officials at the Council of State of the Dutch and French-speaking chambers submitted divergent reports as to the legality of these taxes, one concluding that they were legal, the other raising the question of their compatibility with the regulations laid down by European law. In the face of such uncertainty as regards future decrees, the receivable representing the contesting of the claimed taxes, with the addition of interest on overdue payments calculated at the legal rate, has been written off for a total of 9 million euros during the financial year.

4. Outlook

2003 was again characterised by considerable growth for Mobistar, which remains totally confident in the future of the sector and its potential for growth despite the fact that the penetration of mobile telephony has reached a very high level on the Belgian market.

Mobistar's strategy will continue to focus on the increase of its market share in mobile voice telephony, a business that generates the bulk of its income.

As in previous years, Mobistar will continue its efforts to gain a better understanding of the needs of its customers and strive to improve the quality of the products and services provided to them. In October 2003, the company launched "Mobistar Home", an attractive tariff formula for telephone conversations towards the fix network. With the boom in Fixed Line Substitution, Mobistar is expanding its available market potential. The first results of the R@CE programme provide an additional illustration of the potential of growth in the use of the mobile phone by the customer. For 2004, Mobistar expects revenues to increase by over 10%.

On the basis of this commercial growth expected in 2004, Mobistar will carry out a further reduction in its mobile terminating rates of 6% in November 2004, in application of the decision of the BIPT of 23 September 2003.

Mobistar's vision is that mobile data transmission and multimedia services should constitute an increasing source of revenues. Despite the fact that SMS remains the biggest growth factor for mobile data transmission, MMS (Multimedia Messaging Services) will bring additional revenues in upcoming years. Mobistar will also concentrate on the development of the machine-to-machine applications. The availability of GPRS cards that are integrated into PCs will be an additional stimulant for the breakthrough of mobile data transmission applications.

With regard to UMTS, the current legal framework grants Mobistar enough leeway to adapt the launch of this technology to the expected market demand. In 2004, Mobistar forecasts capital expenditure within a bracket of 140 and 160 million euros.

In 2004, Mobistar should be able to announce a two-digit growth in its income while improving its operational efficiency and continuing its efforts to further reinforce its balance sheet situation. The company hopes to be able to recommend the payment of a dividend on the basis of the 2004 results, as long as the environment continues to be sufficiently favourable.

In 2004 Mobistar will pay income tax for the first time since it was set up.

5. Justification of the application of the going concern accounting principles

In accordance with the provisions of article 96-6 of Belgian Company Law and as a result of the losses incurred from the launch of the company, the Board of Directors must justify the application of accounting principles based on the assumption of going concern.

The profitability shown by the Mobistar group since 2002 has generated cash flows that have made it possible to replenish most of the equity capital and to reduce the debt up to the full and early refund of the syndicated loan during the financial year under review.

On the basis of the company's financial position, its forecasts and funding possibilities, the Board of Directors believes that the application of going concern accounting principles is justified.

6. Application of article 524 of the company code during the 2003 financial year

In accordance with article 524 of the Company Code, the report of the Board of Directors must include the conclusions of the reports submitted by the directors and experts chosen by the Board by virtue of this article, as well as a description of the decisions taken in the light of these reports.

The Mobistar Board entrusted three directors, who are independent with regard to the decision submitted, with the task of ensuring that *the terms and conditions of the proposal to refinance* Mobistar's long-term debt, as issued by France Telecom, were in line with the interests of the company. These directors, assisted by an independent expert, concluded that this proposal has a positive impact on Mobistar's financial situation and is consequently in the interest of the company and its shareholders. Furthermore, the proposal having been made under market conditions, this refinancing is not likely to grant an advantage to one shareholder in the form of a direct or indirect privileged remuneration.

7. Information on additional tasks entrusted to the statutory auditor

During the 2003 financial year, the statutory auditor carried out additional tasks amounting to a total of 62.820 euros.

> annual accounts Mobistar S.A. 2003

Balance Sheet

after appropriation

Assets

	2003 in thousand €	2002 in thousand €
FIXED ASSETS	**866 672**	**899 387**
I. Formation expenses (Note I)	780	176
II. Intangible assets (Note II)	444 863	389 827
III. Tangible assets (Note III)	411 124	406 688
A. Land and buildings	114 859	128 747
B. Plant, machinery and equipment	261 839	235 878
C. Furniture and vehicles	23 214	31 021
E. Other tangible assets	11 212	11 042
IV. Financial assets (Note IV and V)	9 905	102 696
A. Affiliated enterprises	9 740	102 542
1. Participating interests	8 765	21 343
2. Amounts receivable	975	81 199
C. Other financial assets	165	154
2. Amounts receivable and cash guarantees	165	154
CURRENT ASSETS	**163 848**	**194 107**
VI. Stocks and contracts in progress	9 745	11 975
A. Stocks	9 745	11 975
4. Goods purchased for resale	9 745	11 975
VII. Amounts receivable within one year	116 282	138 942
A. Trade debtor	112 045	128 083
B. Other amounts receivable	4 237	10 859
VIII. Investments (Note V and VI)	16 500	27 500
B. Other investments and deposits	16 500	27 500
IX. Cash at bank and in hand	1 230	559
X. Deferred charges and accrued income (Note VII)	20 091	15 131
TOTAL ASSETS	**1 030 520**	**1 093 494**

Liabilities

	2003 in thousand €	2002 in thousand €
CAPITAL AND RESERVES	350 834	124 764
I. Capital (Note VIII)	431 939	431 939
A. **Issued capital**	431 939	431 939
II. Share premium account	93	93
V. Loss carried forward	-81 572	-307 723
VI. Investment grants	374	455
PROVISIONS AND DEFERRED TAXATION	4 339	
VII. A. Provisions for liabilities and charges	4 339	
4. Other liabilities and charges (note IX)	4 339	
CREDITORS	675 347	968 730
VIII. Amounts payable after more than one year (Note X)	364 468	656 523
A. **Financial debts**	364 468	654 400
1. Subordinated loans	234 397	228 510
4. Credit institutions		185 920
5. Other loans	130 071	239 970
B. **Trade debts**		2 123
1. Suppliers		2 123
IX. Amounts payable within one year (Note X)	257 927	264 630
A. **Current portion of amounts payable after more than one year**	60 000	88 748
B. **Financial debts**	4 802	2 027
2. Other loans	4 802	2 027
C. **Trade debts**	142 276	127 218
1. Suppliers	142 276	127 218
E. **Taxes, remuneration and social security**	50 614	46 438
1. Taxes	4 064	3 766
2. Remuneration and social security	46 550	42 672
F. **Other amounts payable**	235	199
X. Accrued charges and deferred income (Note XI)	52 952	47 577
TOTAL LIABILITIES	1 030 520	1 093 494

Income Statement

Presentation in vertical form

		2003 in thousand €	2002 in thousand €
I.	Operating income	**1 200 192**	**1 043 111**
	A. Turnover (Note XII, A)	1 100 042	947 639
	C. Own construction capitalised	10 730	9 495
	D. Other operating income (Note XII, B)	89 420	85 977
II.	Operating charges	**-934 273**	**-874 787**
	A. Raw materials, consumables and goods for resale	384 052	343 864
	1. Purchases	381 239	334 188
	2. Increase (-); Decrease (+) in stocks	2 813	9 676
	B. Services and other goods	234 245	231 953
	C. Remuneration, social security costs and pensions (Note XII, C2)	125 971	130 759
	D. Depreciation and other amounts written off formation expenses, intangible and tangible fixed assets	165 567	155 729
	E. Increase (+); Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (Note XII, D)	7 173	5 747
	F. Increase (+); Decrease (-) in provisions for liabilities and charges (Notes XII, C3 and E)	4 339	
	G. Other operating charges (Note XII, F)	12 926	6 735
III.	Operating profits (+)	**265 919**	**168 324**
IV.	Financial income	**7 709**	**10 318**
	B. Income from current assets	7 330	9 174
	C. Other financial income (Note XIII, A)	379	1 144
V.	Financial charges	**-34 900**	**-54 183**
	A. Interest and other debt charges (Notes XIII, B and C)	33 144	52 719
	C. Other financial charges (Note XIII, E)	1 756	1 464
VI.	Profit on ordinary activities before taxes (+)	**238 728**	**124 459**
VIII.	Extraordinary charges	**-12 577**	**-3 335**
	A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets		500
	B. Amounts written off financial fixed assets	12 577	1 541
	D. Loss on disposal of fixed assets		1 294
IX.	Profit for the period before taxes (+)	**226 151**	**121 124**
XI.	Profit for the period (+)	**226 151**	**121 124**
XIII.	Profit for the period available for appropriation (+)	**226 151**	**121 124**

APPROPRIATION ACCOUNT

	2003 in thousand €	2002 in thousand €
A. **Loss to be appropriated**	-81 572	-307 723
1. Profit for the period available for appropriation (+)	226 151	121 124
2. Loss brought forward (-)	-307 723	-428 847
D. **Result to be carried forward**		
2. Loss to be carried forward	81 572	307 723

Notes

2003
in thousand €

I. *Statement of formation expenses* *(heading 20 of assets)*	
Net book value as at the end of the preceding period	176
Movements during the period:	
• Depreciation (-)	108
• Other	712
Net book value at the end of the period	**780**
Detailing: Expenses of formation or capital increase, loan issue expenses and other formation expenses.	780

II. Statement of intangible assets (heading 21 of assets)	Research and development expenses	Concessions, patents, licences, a. o.	Goodwill
a. Acquisition costs			
At the end of the preceding period		593 483	2 490
Movements during the period:			
• Acquisitions, including produced fixed assets	7 719	51 742	60 100
At the end of the period	7 719	645 225	62 590
c. Depreciation and amounts written down			
At the end of the preceding period		203 656	2 490
Movements during the period:			
• Recorded		60 843	
• Acquisitions from third parties	3 573	109	
At the end of the period	3 573	264 608	2 490
d. Net book value at the end of the period	**4 146**	**380 617**	**60 100**

2003

in thousand €

III. Statement of tangible fixed assets (headings 22/27 of assets)	Land and buildings (heading 22)	Plant, machinery and equipment (heading 23)	Furniture and vehicles (heading 24)	Other tangible assets (heading 26)
a. Acquisition cost				
At the end of the preceding period	240 937	431 551	90 122	18 537
Movements during the period:				
• Acquisitions including produced fixed assets	35 908	75 783	8 003	2 259
• Sales and disposals (-)	-2 482	-8 792	-344	
At the end of the period	274 363	498 542	97 781	20 796
c. Depreciation and amounts written down				
At the end of the preceding period	112 190	195 673	59 101	7 495
Movements during the period:				
• Recorded	49 735	37 103	15 688	2 089
• Acquisitions from third parties	61	12 719	122	
• Written down after sales and disposals (-)	-2 482	-8 792	-344	
At the end of the period	159 504	236 703	74 567	9 584
d. Net book value at the end of the period	**114 859**	**261 839**	**23 214**	**11 212**

Notes

2003
in thousand €

IV. Statement of financial fixed assets (heading 28 of assets)	Affiliated enterprises (heading 280)	Other enterprises (heading 284)
1. Participating interests and shares		
a. Acquisition cost		
At the end of the preceding period	34 750	
Movements during the period:		
• Sales and disposals	-22 310	
At the end of the period	12 440	
c. Depreciation and amounts written down		
At the end of the preceding period	13 407	
Movements during the period:		
• Recorded	12 577	
• Acquisitions from third parties	1	
• Written down after sales and disposals	-22 310	
At the end of the period	3 675	
Net book value at the end of the period	**8 765**	
2. Amounts receivable	(heading 281)	(heading 285/8)
Net book value at the end of the preceding period	81 199	154
Movements during the period:		
• Additions	23 509	1
• Reimbursements	-103 733	
• Other		10
Net book value at the end of the period	**975**	**165**

V. A. Participating interests and other rights in other enterprises Name, full address of the registered office and for an enterprise governed by Belgian law, the V.A.T. or national number	Rights held		Information from the most recent period for which annual accounts are available			
	Number	in %	Annual accounts	Currency	Capital and reserves in thousand €	Net result in thousand €
• Mobistar Affiliate S.A. Rue Colonel Bourg 149 1140 Evere, Belgium BE 420.959.016 Ordinary registered shares	64 301	100	31/12/02	EUR	2 574	1 961
• Mobistar Corporate Solutions S.A. Rue Colonel Bourg 149 1140 Evere, Belgium BE 465.098.568 Ordinary registered shares	900 000	100	31/12/03	EUR	975	48 123

	2003 in thousand €	2002 in thousand €
VI. Investments: other investments and deposits (Heading 51/53 of the assets)		
Term deposits with credit institutions	16 500	27 500
• falling due less or equal to one month	16 500	27 500
VII. Deferred charges and accrued income Analysis of heading 490/1 of assets if the amount is significant		
• Deferred charges	10 833	
• Accrued income	9 205	
• Financial income	53	

Notes

2003

VIII. Statement of capital	in thousand €	Number of shares
A. **Capital**		
1. Issued capital (heading 100 of liabilities)		
At the end of the preceding period	431 939	
At the end of the period	431 939	
2. Structure of the capital		
2.1. Different categories of shares		
• Ordinary shares	431 939	62 518 269
2.2. Registered shares and bearer shares		
• Registered		34 541 598
• Bearer		27 976 671
D. **Commitments to issue shares**		
2. Following the exercising of subscription rights		
• Number of outstanding subscription rights		778 720
• Amount of capital to be issued	26 593	
• Maximum number of shares to be issued		778 720
G. **Shareholder structure of the company as at 31.12.2003**		
Wirefree Services Belgium		31 620 000
Telindus Group		2 921 182
Other registered shareholders		416
Total of registered shares		**34 541 598**
Bruficom		2 539 182
Wirefree Services Belgium		133 100
Bearer shares held by the general public		25 304 389
Total bearer shares		**27 976 671**
Total shares		**62 518 269**

2003
in thousand €

IX. *Provisions for other liabilities and charges*

Analysis of heading 163/5 of liabilities if the amount is material

	2003
• Repayment guarantee to the amount of 50% for a bank credit line granted to the temporary association IRISNET	2 475
• Provisions for litigations	1 864

X. Statement of amounts payable

	Amounts payable current portion not more than one year (heading 42)	Amounts payable current portion between one and five years (heading 17)	Amounts payable current portion over five years (heading 17)
A. Analysis by current portions of amounts initially payable after more than one year			
Financial debts	60 000	364 468	
1. Subordinated loans		234 397	
5. Other loans	60 000	130 071	
Total	**60 000**	**364 468**	

	Amount payable (or the portion thereof) guaranteed by real guarantees given or irrevocably promised by the enterprise on its own assets
B. Amounts payable (headings 17 and 42/48 of liabilities)	
Financial debts	424 468
1. Subordinated loans	234 397
5. Other loans	190 071
Total	**424 468**
C. Amounts payable for taxes, remuneration and social security	
1. Taxes (heading 450/3 of liabilities)	
b. Non expired taxes payable	4 064
2. Remuneration and social security (heading 454/9 of liabilities)	
b. Other amounts payable relating to remuneration and social security	46 550

XI. Accrued charges and deferred income

Analysis of the heading 492/3 of liabilities if the

Notes

	2003	2002
XII. *Operating results*	in units	in units
C.1. Employees recorded in the personnel register		
a. Total number at the closing date	1 585	1 630
b. Average number of employees in full-time equivalents	1 600.8	1 653.4
c. Number of actual working hours	2 610 555	2 736 917
	in thousand €	in thousand €
C.2. Personnel charges (heading 62)		
a. Remuneration and direct social benefits	86 328	89 650
b. Employer's contribution for social security	29 444	31 128
c. Employer's premium for extra statutory insurance	3 833	4 082
d. Other personnel charges	6 189	5 887
e. Pensions	177	12
D. Amounts written off (heading 631/4)		
1. Stocks and contracts in progress		
• write back (-)	-583	-2 266
2. Trade debtors		
• recorded	7 756	8 013
E. Provisions for liabilities and charges (heading 635/7)		
Increases	4 339	
F. Other operating charges (heading 640/8)		
Taxes related to operations	1 840	2 996
Other charges	11 086	3 739
G. Temporary personnel and persons placed at the disposal of the enterprise		
1. Total number at the closing date (in units)	690	403
2. Average number of employees in full-time equivalents (in units)	471.2	392.5
Number of actual working hours (in units)	403 418	350 592
Charges to the enterprise (in thousand €)	24 927	23 096

	2003 in thousand €	2002 in thousand €
XIII. Financial results		
A. Other financial income (heading 752/9)		
Amount of subsidies granted by public authorities, credited to income for the period		
• Capital subsidies	81	89
Detail of other financial income classified under this heading, if material		
• Other financial income	249	1 007
• Exchange gains	49	48
E. Other financial charges (heading 652/9)		
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	1 102	837
Analysis of other charges under this heading, if material		
• Bank charges	492	541
• Exchange losses	114	27
• Other financial charges	48	59

	2003 in thousand €
XV. Income taxes	
B. In so far as taxes of the current period are materially affected by differences between the profit before taxes and the estimated taxable profit	
• Disallowed expenses	17 804
D. Status of deferred taxes	
1. Beneficial deferred taxes	59 459
• Accumulated tax losses deductible from future taxable profits	31 203
• Deductions for investments	28 256

	2003 in thousand €	2002 in thousand €
XVI. Value added tax and taxes borne by third parties		
A. Value added tax charged during the period:		
1. to the enterprise (deductible)	166 245	155 623
2. by the enterprise	301 844	262 772
B. Amounts retained on behalf of third parties for:		
1. payroll withholding taxes	29 821	26 962

Notes

	2003 in thousand €
XVII. Rights and commitments not accrued in the balance sheet	
Real guarantees, given or irrevocably promised by the enterprise on its own assets as security of debts and commitments from the enterprise	
Mortgages:	
• Book value of the immovable properties mortgaged	1 320
• Amount of the registration	2 479
Pledges of business	
• Amount of the registration	746 208

Significant litigation and other significant commitments

1. Bank guarantees issued on behalf of the company: 6.475 million euros.
2. Financial instruments: the contracts intended to protect the company from interest rate fluctuations associated with loans had a nominal capital of 398.315 million euros on 31 December 2003.
3. For the requirements of the financing project and in order to guarantee the amounts due within the framework of this project (amounts due in principal, 446 million and 300 million euros, and in interests, decreased of any reimbursement), the company has granted securities to the syndicated banks as well as to FRANCE TELECOM and COGECOM, in the form of:
   a. a pledge on receivables and insurance policies;
   b. a mortgage of 2.479 million euros in principal plus interests on the building in Charleroi;
   c. a pledge on the business assets for the amount of 61.973 million euros in principal plus interests;
   d. a mortgage mandate of a maximum amount equal to 110% of the monetary value of the buildings that the company could acquire;
   e. a mandate of pledge on the business assets to the amount of 384.235 million and 300 million euros;
4. Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas in their areas. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber). These disputes have evolved in 2003. Indeed, the French speaking State Council auditors on the one hand and the Dutch speaking on the other hand have submitted divergent reports concerning legality of these taxations. The one concluding in favor of such legality, the other raising the question of their compatibility with European law regulations. Facing such an uncertainty concerning legal decisions to come, the receivable representing the dispute of the amount of enrolled taxes, augmented by interests on arrears at legal rate, has been covered during the year by a provision booked in P&L for a total of 9 million euros.

A brief description of the supplement retirement or survivors' pension plan in favor of the personnel or the executives of the enterprise and of the measures taken by the enterprise to cover the resulting charges.

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

Notes

XVIII. Relationships with affiliated enterprises and enterprises linked by participating interests	2003 in thousand € Affiliated enterprises	2002 in thousand € Affiliated enterprises
1. Financial fixed assets	9 740	102 542
Investments	8 765	21 343
Amounts receivable: other	975	81 199
2. Amounts receivable	13 469	34 690
Within one year	13 469	34 690
4. Amounts payable	442 269	496 182
After one year	364 468	468 480
Within one year	77 801	27 702
7. Financial results		
From current assets	5 840	7 575
From interest and debts	18 983	22 834

Statement on consolidated accounts

A. **Information to disclose by every enterprise that is subject to the provision of the Company Law on the consolidated accounts of enterprises:**

The enterprise has prepared and published consolidated accounts and a consolidated report.

B. **Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary:**

Parent company:
France Telecom
6 place d'Alleray
75 505 Paris Cedex 15
France
Prepares consolidated accounts at the highest level.
The consolidated accounts can be obtained at the following address:
France Telecom
6 place d'Alleray
75 505 Paris Cedex 15
France

Social report

I. Statement of the persons employed	2003 Full-time	2003 Part-time	2003 Total (T) or total full-time equivalents (FTE)	2002 Total (T) or total full-time equivalents (FTE)
A. Employees recorded in the personnel register				
1. During the financial period and preceding financial period				
Average number of employees	1 540.8	86.6	1 600.8 (FTE)	1 653.4 (FTE)
Number of actual working hours	2 520 959	89 596	2 610 555 (T)	2 736 917 (T)
Personnel charges (in thousand €)	122 766	3 205	125 971 (T)	130 759 (T)
Amount of the benefits in addition to wages			1 530 (T)	1 537 (T)
2. As at the closing date of the financial period				
a. Number of employees recorded in the personnel register	1 538	47	1 571.6	
b. By nature of the employment contract				
Contract of unlimited duration	1 529	47	1 562.6	
Contract of limited duration	9		9.0	
c. By sex				
Male	996	10	1 002.8	
Female	542	37	568.8	
d. By professional category				
Management personnel	33		33.0	
Employees	1 505	47	1 538.6	

B. Temporary personnel and persons placed at the disposal of the enterprise	Temporary personnel	Persons placed at the disposal of the enterprise
During the financial period		
Average number of personnel employed	98.2	373.0
Number of actual working hours	194 042	209 376
Charges to the enterprise (in thousand €)	4 458	20 469

Social report

2003

II. List of personnel movements during the financial period	Full-time	Part-time	Total of full-time equivalents
A. Entrants			
a. Number of employed persons recorded in the personnel register during the financial period	85		85.0
b. By nature of the employment contract			
Contract of unlimited duration	78		78.0
Contract of limited duration	7		7.0
c. By sex and level of education			
Male:			
secondary education	5		5.0
higher non-university education	15		15.0
university education	14		14.0
Female:			
secondary education	7		7.0
higher non-university education	25		25.0
university education	19		19.0
B. Leavers			
a. Number of employed persons of which the date of termination of the contract has been recorded in the personnel register during the financial period	127	3	129.4
b. By nature of the employment contract			
Contract of unlimited duration	123	3	125.4
Contract of limited duration	4		4.0
c. By sex and level of education			
Male:			
secondary education	19	1	19.8
higher non-university education	33		33.0
university education	27		27.0
Female:			
secondary education	9	1	9.8
higher non-university education	25	1	25.8
university education	14		14.0
d. By reason of termination of contract			
Dismissal	54	3	56.4
Other reason	73		73.0

2003

III. Statement concerning the implementation of measures stimulating employment during the financial period	Number of employed persons involved: Number	Number of employed persons involved: In full-time equivalents	Financial profit in thousand €
Measures stimulating employment			
1. Measures generating financial profit[1]			
1.6. *Structural reduction of social security contributions*	1 654	1 628.9	1 583
2. Other measures			
2.2. Successive employment contracts of limited duration	3	3.0	
2.4. Reduction of employee's social security contribution regarding low-wage workers	5	4.0	
Number of employees involved in one or more **measures stimulating employment**			
Total for the financial period	1 654	1 628.5	
Total for the previous financial period	1 798	1 785.3	

[1] Financial benefit to the employer regarding the incumbent or his substitute.

IV. Information on vocational training for employed persons during the financial period	Male	Female
Total of training initiatives at the expense of the employer		
1. Number of employees	1 031	566
2. Number or training hours	41 820	16 098
3. Charges to enterprise (in thousand €)	452	218

Accounting principles

> formation costs

The first formation costs and the costs related to increases in the issued capital are capitalised on the balance sheet at cost and amortised over five years, starting from the date of payment, on a linear basis. Exceptionally, 100% of the costs of the capital increase in the context of the stock market flotation in 1998 are borne in the 1998 financial year.

> intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network, permits, cost of licences, software development and goodwill.

The capitalised costs included in the intangible assets related to the acquisition of the GSM network licence are amortised on a linear basis over 15 years, the duration of the licence.

The UMTS licence also has a duration of 15 years and will be amortised on a linear basis starting from the commercial launch of the UMTS.

The goodwill generated during the acquisition of the universality of the net assets of Mobistar Corporate Solutions S.A. is amortised over 5 years.

The other intangible assets are amortised on a linear basis over a period of three to five years, with the exception of the cost of the original design and the original development of the network, which has been taken into results.

> tangible assets

The tangible assets are recorded at cost value and are amortised on a linear basis prorata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Constructions and installations on rented sites	10 to 20 years
Installations at site level	10 years
Mobile telephone equipment	3 to 8 years
Network equipment	8 years
Computer hardware	3 years
Other tangible equipment	3 to 15 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised. The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

> financial assets

Shareholdings, stocks and shares are recorded at their acquisition value. Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

> receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

> stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In - First Out) method. Inventories are recorded at the "lower of cost or market" value.

> cash and cash equivalents

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

> deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

> pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

> financial instruments

The company concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans.

The premiums paid or received and the related profits and losses are carried forward on the contract period and are registered as interest income and expenses.

> acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced in the invoicing cycle at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

> taxes on income

The company is subject to corporation tax in accordance with Belgian legislation governing income tax. Deferred taxes, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

> foreign currency transactions

Foreign currency transactions are converted into euros at the exchange rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

Report of the Statutory Auditor

to the annual general meeting of shareholders of Mobistar S.A. on the financial statements for the year ended December 31, 2003

In accordance with the legal and statutory regulations, we report to you on the performance of the audit mandate, which has been entrusted to us.

We have audited the financial statements for the year ended December 31, 2003 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of 1.030.519.830 euros and a profit for the year of 226.150.941 euros. We have also carried out specific additional audit procedures required by law.

Unqualified audit opinion on the financial statements

Our examination has been conducted in accordance with the auditing standards of the Institute of Company Auditors ("Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement taking into account the Belgian legal and regulatory requirements with respect to financial statements.

In accordance with those standards, we considered the company's administrative and accounting organisation as well as its internal control procedures. Company officials have responded clearly to our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts and disclosures included in the financial statements. We have assessed the accounting policies, the significant accounting estimates made by the company and the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the financial statements give a true and fair view of the company's assets, liabilities and financial position as of December 31, 2003, and of the results of its operations for the year then ended. The information provided in the notes to the financial statements is adequate.

Additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the financial statements:

> the directors' report includes the information required by law and is consistent with the financial statements;
> without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the legal and regulatory requirements applicable in Belgium;
> no transactions have been undertaken or decisions taken in violation of the Company's statutes or Company Law which we would have to report to you. The appropriation of the results proposed to you complies with the legal and statutory provisions.

Brussels, April 20, 2004

Ernst & Young Réviseurs d'Entreprises S.C.C. (B 160)
Statutory auditor
represented by

Pol Fivez	Herman Van den Abeele
Partner	Partner

> consolidated accounts 2003

Consolidated balance sheet

after appropriation

Assets

	2003 in thousand €	2002 in thousand €
FIXED ASSETS	**807 426**	**845 956**
I. *Formation expenses* (Note VII)	780	1 895
II. Intangible assets (Note VIII)	384 763	394 222
III. *Positive consolidation differences* (Note XII)	10 594	12 016
IV. Tangible assets (Note IX)	411 124	437 658
A. **Land and buildings**	114 859	128 894
B. **Plant, machinery and equipment**	261 839	266 656
C. **Furniture and vehicles**	23 214	31 066
E. **Other tangible assets**	11 212	11 042
V. Financial assets (Note I and X)	165	165
B. **Other enterprises**	165	165
2. Amounts receivable	165	165
CURRENT ASSETS	**165 243**	**197 324**
VII. Stocks and contracts in progress	9 745	11 975
A. **Stocks**	9 745	11 975
4. Goods purchased for resale	9 745	11 975
VIII. *Amounts receivable within one year*	117 600	140 094
A. **Trade debtors**	113 156	120 736
B. **Other amounts receivable**	4 444	19 358
IX. Investments	16 500	27 500
B. **Other investments and deposits**	16 500	27 500
X. Cash at bank and in hand	1 307	1 022
XI. Deferred charges and accrued income	20 091	16 733
TOTAL ASSETS	**972 669**	**1 043 280**

Liabilities

	2003 in thousand €	2002 in thousand €
CAPITAL AND RESERVES	**296 227**	**68 913**
I. Capital	431 939	431 939
A. **Issued capital**	431 939	431 939
II. Share premium account	93	93
IV. Consolidated reserves (Note XI)	-136 179	-363 574
VII. Investment grants	374	455
PROVISIONS, DEFERRED TAX AND LATENT TAXATION LIABILITIES	**4 386**	**47**
IX. A. Provisions for liabilities and charges	4 386	47
4. Other liabilities and charges	4 386	47
CREDITORS	**672 056**	**974 320**
X. Amounts payable after one year (Note XIII)	364 468	656 523
A. **Financial debts**	364 468	654 400
1. Subordinated loans	234 397	228 510
4. Credit institutions		185 920
5. Other loans	130 071	239 970
B. **Trade debts**		2 123
1. Suppliers		2 123
XI. Amounts payable within one year (Note XIII)	253 668	268 915
A. **Current portion of amounts payable after one year**	60 000	88 748
C. **Trade debts**	142 731	130 017
1. Suppliers	142 731	130 017
E. **Amounts payable regarding taxes, remuneration and social security**	50 669	49 907
1. Taxes	4 070	4 004
2. Remuneration and social security	46 599	45 903
F. **Other amounts payable**	268	243
XII. Accrued charges and deferred income	53 920	48 882
TOTAL LIABILITIES	**972 669**	**1 043 280**

Consolidated income statement

Analysis of operating results by type

		2003 in thousand €	2002 in thousand €
I.	Operating income	1 200 918	1 033 650
	A. Turnover (Note XIV, A)	1 159 696	997 512
	C. Fixed assets - own construction	10 730	9 495
	D. Other operating income	30 492	26 643
II.	*Operating charges*	-940 534	-879 398
	A. Raw materials, consumables and goods for resale	379 535	343 529
	1. Purchases	376 722	333 853
	2. Increase (-); and decrease (+) in stocks	2 813	9 676
	B. Services and other goods	224 743	218 788
	C. Remuneration, social security costs and pensions (Note XIV, B)	134 216	137 794
	D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	172 873	162 375
	E. Increase (+); Decrease (-) in amounts written off stocks, contracts in progress and trade debtors	9 585	8 110
	F. Increase (+); Decrease (-) in provisions for liabilities and charges	4 339	
	G. Other operating charges	13 821	7 261
	I. Amounts written down on positive consolidation differences	1 422	1 541
III.	Operating profit (+)	260 384	154 252
IV.	Financial income	1 883	4 028
	B. Income from current assets	1 504	2 882
	C. Other financial income	379	1 146
V.	Financial charges	-34 873	-54 037
	A. Interest and other debt charges	33 042	52 503
	D. Other financial charges	1 831	1 534
VI.	Profit on ordinary activities before taxation (+)	227 394	104 243
VIII.	Extraordinary charges		-1 794
	A. Extraordinary depreciation of and amounts written off formation expenses, intangible and tangible fixed assets		500
	E. Loss on disposal of fixed assets		1 294
IX.	Profit for the financial period before taxation (+)	227 394	102 449
XI.	Income taxes		-1
	A. Income taxes		-1
XII.	*Profit for the financial period (+)*	227 394	102 448
XIV.	Consolidated profit (+)	227 394	102 448
	B. Share of the group	227 394	102 448

Notes

on the consolidated accounts

I. List of the consolidated subsidiary companies and companies included using the equity method Name, full address of registered office and, for companies governed by Belgian law, the vat number or the national number	Method used[1]	Proportion of capital held (in %)
• Mobistar Corporate Solutions S.A. Rue Colonel Bourg 149 1140 Evere - Belgium BE 465.098.568	F	100
• Mobistar Affiliate S.A. Rue Colonel Bourg 149 1140 Evere - Belgium BE 420.959.016	F	100

[1] F: Full consolidation

V. *Consolidated criteria and changes in the consolidation scope*

A. **Information and the criteria governing the application of full consolidation, proportional consolidation and the equity method as well as those cases in which these criteria are departed from, and justification for such departures (Pursuant to Article 165, I. of the Royal Decree of 30 january 2001 in implementation of Company Law).**

1. Criteria governing the implementation of the full consolidation method.
   a. The participating interests in companies controlled by Mobistar directly or indirectly are subject to full consolidation.
   b. Full consolidation is a method that consists in adding, item by item, the various components of the balance sheet and profit and loss accounts of the consolidated companies, after a contingent restatement aimed at standardising the accounting principles and booking methods and after the elimination of the reciprocal assets and liabilities and of results achieved within the group.
2. Consolidation scope
   The consolidation scope encompasses the parent company (MOBISTAR S.A.), MOBISTAR CORPORATE SOLUTIONS, and MOBISTAR AFFILIATE (formerly DEBITEL BELGIUM), subsidiary companies at 100%.

2003
in thousand €

	2003
VII. Statement of formation expenses (heading 20 of the assets)	
Net carrying values as at the end of the preceding period	1 895
Movements of the period:	
• Depreciation (-)	-1 115
Net carrying value at the end of the period	**780**
Of which: Expenses of formation or capital increase, loan issue expenses and other formation costs	780

VIII. Statement of intangible assets (heading 21 of the assets)	Research and development expenses	Concessions, patents, licences, etc.	Goodwill
a. Acquisition costs			
As at the end of the preceding period	9 511	593 734	3 935
Movements during the period:			
• Acquisitions, including fixed assets, own production	1 114	51 555	
At the end of the period	10 625	645 289	3 935
c. Depreciation and amounts written down			
As at the end of the preceding period	5 238	203 785	3 935
Movements during the period:			
• Recorded	1 241	60 887	
At the end of the period	6 479	264 672	3 935
d. Net carrying value at the end of the period	**4 146**	**380 617**	

Notes

on the consolidated accounts

2003
in thousand €

IX. Statement of tangible fixed assets (heading 22 to 27 to the assets)	Land and buildings (heading 22)	Plant, machinery and equipment (heading 23)	Furniture and vehicles (heading 24)	Leasing and other similar rights (heading 25)	Other tangible assets (heading 26)
a. Acquisitition costs					
As at the end of the preceding period	241 106	470 200	92 171	4	18 696
Movements during the period:					
• Acquisitions, including fixed assets, own construction	35 739	37 224	7 874		2 259
• Sales and disposals (-)	-2 482	-8 792	-344		
At the end of the period	274 363	498 632	99 701	4	20 955
c. Depreciation and amounts written down					
As at the end of the preceding period	112 212	203 544	61 105	4	7 654
Movements during the period:					
• Recorded	49 774	42 041	15 726		2 089
• Written down after sales and disposals (-)	-2 482	-8 792	-344		
At the end of the period	159 504	236 793	76 487	4	9 743
d. Net carrying value at the end of the period	**114 859**	**261 839**	**23 214**		**11 212**

X. Statement of financial fixed assets (heading 28 of the assets)	Other enterprises (heading 285/8)
2. Amounts receivable	
Net carrying value at the end of the preceding period	165
Movements during the period:	
• Additions	1
• Reimbursements (-)	-1
Net carrying value at the end of the period	**165**

	2003 in thousand €	2002 in thousand €
XI. Statement of consolidated reserves (heading 9910 of liabilities)		
Consolidated reserves at the end of the preceding period	-363 574	-466 022
Movements during the period:		
• Shares of the group in the consolidated income (+) (-)	227 394	102 448
Consolidated reserves at the end of the financial period	**-136 179**	**-363 574**

XII. Statement of consolidation differences and differences resulting from the application of the equity method (heading 9920 of the assets, heading 9911 of the liabilities)	Consolidation differences Positive
Net carrying value at the end of the preceding period	12 016
Movements during the period:	
• Write-downs (-)	-1 422
Net carrying value at the end of the period	**10 594**

2003 in thousand €

XIII. Statement of amounts payable (heading 17 and 42/48 of liabilities)	Amounts payable with a residual term of not more than one year (heading 42)	Amounts payable with a residual term of between one and five years (heading 17)	Amounts payable with a residual term of over five years (heading 17)
A. Analysis of the amounts originally payable after one year according to their residual term			
Financial debts	60 000	364 468	
1. Subordinated loans		234 397	
5. Other loans	60 000	130 071	
Total	**60 000**	**364 468**	
B. Amounts payable, or the portion thereof, which are guaranteed by real guarantees given or irrevocably promised on the assets of the enterprises included in the consolidation (headings 17 and 42/48 of the liabilities)			
Financial debts		424 468	
1. Subordinated loans		234 397	

Notes

on the consolidated accounts

	2003	2002
XIV. *Result*		
A.2. **Aggregate turnover of the group in Belgium (in thousand €)** (heading 70 of the income statement)	1 159 696	997 512
B.11. **Average number of persons employed (in units)**	1 676	1 744
• Employees	1 676	1 744
B.12. **Personnel charges (in thousand €)** (heading 62 of the income statement)		
• Remunerations and social charges	134 216	137 794
B.13. **Average number of persons employed in Belgium by the enterprises concerned (in units)**	1 676	1 744

	2003
XV. Rights and commitments not reflected in the balance sheet	
A.2. **Amount of real guarantees, given or irrevocably promised by the enterprises included in the consolidation on their own assets, as security for debts and commitments of enterprises included in the consolidation**	748 687

C. ***Significant litigation and other significant commitments***

1. Bank guarantees issued on behalf of the company: 6.475 million euros.
2. Financial instruments: the contracts intended to protect the company from interest rate fluctuations associated with loans had a nominal capital of 398.315 million euros on 31 December 2003.
3. For the requirements of the financing project and in order to guarantee the amounts due within the framework of this project (amounts due in principal, 446 million and 300 million euros, and in interests, decreased of any reimbursement), the company has granted securities to the syndicated banks as well as to FRANCE TELECOM and COGECOM, in the form of:
   a. a pledge on receivables and insurance policies;
   b. a mortgage of 2.479 million euros in principal plus interests on the building in Charleroi;
   c. a pledge on the business assets for the amount of 61.973 million euros in principal plus interests;
   d. a mortgage mandate of a maximum amount equal to 110% of the monetary value of the buildings that the company could acquire;
   e. a mandate of pledge on the business assets to the amount of 384.235 million and 300 million euros;
4. Since 1997, certain municipalities and two provinces in Belgium have introduced fiscal measures enabling them to levy taxes on GSM pylons, masts and antennas in their areas. The legality of these taxes is being contested before the Council of State and the Courts of First Instance (Tax Chamber). These disputes have evolved in 2003. Indeed, the French speaking State Council auditors on the one hand and the Dutch speaking on the other hand have submitted divergent reports concerning legality of these taxations. The one concluding in favor of such legality, the other raising the question of their compatibility with European law regulations. Facing such an uncertainty concerning legal decisions to come, the receivable representing the dispute of the amount of enrolled taxes, augmented by interests on arrears at legal rate, has been covered during the year by a provision booked in P&L for a total of 9 million euros.

D. **A brief description of the supplement retirement or survivors' pension plan in favor of the personnel or the executives of the enterprise and of the measures taken by the enterprise to cover the resulting charges.**

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees. This pension scheme is covered and financed by an insurance company as required by Belgian law.

Notes

on the consolidated accounts

	2003 in thousand €	2002 in thousand €
XVI. Relationships with affiliated enterprises not included in the consolidation		
2. Amounts receivable	12 045	11 788
Within one year	12 045	11 788
4. Amounts payable	437 467	493 206
After one year	364 468	468 480
Within one year	72 999	24 726
7. Financial results		
Income from current assets		1 244
Interest and other debt charges	18 877	22 834

Accounting principles
for the consolidated accounts

> formation costs

The first formation costs and the costs related to increases in the issued capital are capitalised on the balance sheet at cost and amortised over five years, starting from the date of payment, on a linear basis. Exceptionally, 100% of the costs of the capital increase in the context of the stock market flotation in 1998 are borne in the 1998 financial year.

> intangible assets

The intangible assets are booked at cost value and are essentially comprised of the following capitalised costs and expenditures, including, if applicable, the fixed assets produced for use by the company: acquisition of the GSM network licence, acquisition of the UMTS licence, cost of the design and development of the network, permits, cost of licences, software development and goodwill.

The capitalised costs included in the intangible assets related to the acquisition of the GSM network licence are amortised on a linear basis over 15 years, the duration of the licence.

The UMTS licence also has a duration of 15 years and will be amortised on a linear basis starting from the commercial launch of the UMTS.

The other intangible assets are amortised on a linear basis over a period of three to five years, with the exception of the cost of the original design and the original development of the network, which has been taken into results.

> tangible assets

The tangible assets are recorded at cost value and are amortised on a linear basis prorata temporis using the rates defined in the current Belgian tax law, which correspond to the life span of the assets concerned, as follows:

Constructions and installations on rented sites	10 to 20 years
Installations at site level	10 years
MAN infrastructure (cables)	15 years
MAN connections (boxes, cabling)	5 years
Customer premises equipment (Router/modem)	3 years
Mobile telephone equipment	3 to 8 years
Network equipment	8 years
Computer hardware	3 years
Other tangible equipment	3 to 15 years

The costs of regular maintenance and repairs are booked as expenses during the period in which they are incurred. Improvements to property are capitalised. The loan costs relating to the purchase of fixed assets are activated and amortised according to the same pattern as the fixed assets in question.

> consolidation differences

The consolidation difference created in 2001, at the time of the acquisition of 80% of the titles of the subsidiary Mobistar Affiliate, is amortised on a linear basis over 10 years.

> financial assets

Shareholdings, stocks and shares are recorded at their acquisition value. Receivables are valued at their nominal value. Reductions in value on shareholdings, stocks and shares are booked in the case of long-term losses in value or depreciations. Receivables are reduced in value if their payment when due is wholly or partly uncertain or compromised.

> receivables

Receivables are recorded at their nominal value. Reductions in value on doubtful receivables are assessed taking into account the potential risk of non-recovery.

> stocks

Stocks include goods purchased for resale. Stock movements are recorded using the FIFO (First In - First Out) method. Inventories are recorded at the "lower of cost or market" value.

> cash and cash equivalents

Liquid assets and equivalents include cash deposits and fixed deposits of less than three months. They are booked at their nominal value. Foreign currencies are converted at the closing rate and profits and losses are recorded as operating income and expenses.

> deferred charges and accrued income

The deferred charges for assets include the expenses to be carried forward and the accrued income. The deferred charges for liabilities include accrued expenses and income to be carried forward.

> pensions

The group runs a retirement pension scheme based on a set contribution that provides a supplement to the statutory pension for employees.

This pension scheme is covered and financed by an insurance company as required by Belgian law.

> financial instruments

Mobistar S.A. concludes contracts with a view to protecting itself against the risk associated with fluctuations in interest rates on its loans. The premiums paid or received and the related profits and losses are carried forward on the contract period and are registered as interest income and expenses.

> acknowledgement of income and expenses

Income and expenses are registered at the moment they are generated, regardless of their payment or collection.

Income derived from services is declared when it is acquired. Invoices for these services are issued on a monthly basis throughout the entire month. Revenues not invoiced in the invoicing cycle at the end of the month are estimated on the basis of traffic and recorded at the end of the month. Payments received in advance are carried forward and included on the balance sheet under deferred income.

> taxes on income

Deferred taxes, which are the result of temporary differences in the declaration of income and expenses, are not acknowledged.

> foreign currency transactions

Foreign currency transactions are converted into euros at the exchange rates in force at the time of the transaction. Receivables and debts booked in foreign currencies on the date of the balance sheet are adjusted in order to reflect the exchange rates effective at this time. These adjustments are acknowledged in the profit and loss account to the extent that Belgian accounting laws permit.

Cash Flow Statement

Mobistar Consolidated

	2003 in thousand €	2002 in thousand €	2001 in thousand €
CASH FROM OPERATIONS			
Operating profit/loss for the period	260 384	154 252	16 312
Depreciation and amortisation	174 295	164 419	138 353
Change in working capital	42 123	35 469	45 403
OPERATING CASH FLOW	476 802	354 140	200 068
CASH FROM INVESTING ACTIVITIES			
Capital expenditures	-135 766	-155 706	-368 995
Financial assets	1	1	-12 642
NET CASH FROM INVESTING ACTIVITIES	-135 765	-155 705	-381 637
CASH FROM FINANCING ACTIVITIES			
Increase in LT debt			289 533
Capital increase			932
Share premium			93
Financial income	1 883	4 028	2 096
Financing cash in	1 883	4 028	292 654
Capital subsidies	-81	-89	-287
Decrease in LT debt	-318 680	-146 733	
Decrease in ST debt		-26 000	-18 621
Financial charges	-34 873	-54 037	-49 532
Financing cash out	-353 634	-226 859	-68 440
NET CASH FROM FINANCING ACTIVITIES	-351 751	-222 831	224 214
EXTRAORDINARY CHARGES		-1 794	
CORPORATE TAXES		-1	655
CHANGE IN CASH AND CASH EQUIVALENTS			
Cash & Equivalents at the beginning of the period	28 522	54 713	11 413
Cash & Equivalents at the end of the period	17 808	28 522	54 713
Net change in cash & equivalents	-10 714	-26 191	43 300
TOTAL CASH FLOW FOR THE PERIOD	-10 714	-26 191	43 300

Report of the Statutory Auditor

to the annual general meeting of shareholders on the consolidated accounts of Mobistar S.A. for the year ended December 31, 2003

In accordance with the legal and statutory regulations, we report to you on the performance of the audit mandate, which has been entrusted to us.

We have audited the consolidated financial statements for the year ended December 31, 2003 which have been prepared under the responsibility of the Board of Directors and which show a balance sheet total of 972.668.841 euros and a profit for the year of 227.394.343 euros. We have also carried out specific additional audit procedures required by law.

Unqualified audit opinion on the consolidated financial statements

Our examination has been conducted in accordance with the auditing standards of the Institute of Company Auditors ("Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren"). Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement taking into account the Belgian legal and regulatory requirements with respect to consolidated financial statements.

In accordance with those standards, we considered the company's administrative and accounting organisation as well as its internal control procedures. Company officials have responded clearly to our requests for information and explanations. We have examined, on a test basis, the evidence supporting the amounts and disclosures included in the consolidated financial statements. We have assessed the accounting policies, the significant accounting estimates made by the company and the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the applicable legal and regulatory requirements, the consolidated financial statements give a true and fair view of the company's assets, liabilities and financial position as of December 31, 2003, and of the results of its operations for the year then ended. The information provided in the notes to the consolidated financial statements is adequate.

Additional certifications

We supplement our report with the following certifications which do not modify our audit opinion on the consolidated financial statements:

> the consolidated directors' report includes the information required by law and is consistent with the consolidated financial statements.

Brussels, April 20, 2004

Ernst & Young Réviseurs d'Entreprises S.C.C. (B 160)
Statutory auditor
represented by

Pol Fivez
Partner

Herman Van den Abeele
Partner